UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Oxeia Biopharmaceuticals, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 19, 2014

Physical Address of Issuer:

361 Newbury Street, Suite 500, Boston, MA 02215, United States

Website of Issuer:

www.oxeiabiopharma.com

Is there a Co-Issuer? _X_ ***Yes*** ___ ***No***

Name of Co-Issuer:

Oxeia Biopharmaceuticals CF Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 4, 2026

Physical Address of Co-Issuer:

361 Newbury Street, Suite 500, Boston, MA 02215, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a one-time $47,500 advance setup fee for onboarding, diligence and asset creation and a $4,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Series CF Preferred Stock

Target Number of Securities to be Offered:

12,231

Price (or Method for Determining Price):

$0.79

Target Offering Amount:

$10,000.67

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$2,636,921.25

Deadline to reach the Target Offering Amount:

April 25, 2027

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2025)*	**Prior fiscal year-end (2024)***
Total Assets	$260,456	$213,921
Cash & Cash Equivalents	$2,905	$25,477
Accounts Receivable	$0	$0
Current Liabilities	$12,676,450	$7,951,988
Long-Term Liabilities	$0	$3,897,661
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(1,246,701)	$(1,053,814)

*The financials in the table above, and in Exhibit H, attached hereto and made a part hereof, reflect the audited results for the Company. Exhibit H also includes the audited inception financial statements for the Co-Issuer, which was formed on August 4, 2026.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Offering Statement (<u>Exhibit A</u>)
November 10, 2026

Oxeia Biopharmaceuticals, Inc.

SPV Interests Representing
Up to $2,636,921.25 of Series CF Preferred Stock

Oxeia Biopharmaceuticals, Inc. ("**Oxeia,**" the "**Company,**" "**we**," "**us**," or "**our**") is offering a minimum amount of $10,000.67 (the "**Target Offering Amount**") and up to a maximum amount of $2,636,921.25 (the "**Maximum Offering Amount**") of Series CF Preferred Stock (the "**Securities**"), at a purchase price of $0.79 per share of Series CF Preferred Stock on a best efforts basis as described in this Form C (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount include a 3.5% investor processing fee total for all investments. The investment will be made through Oxeia Biopharmaceuticals CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 25, 2027 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.14	$85.01	$915.13
Investor Processing Fee (4)	$35.00	$2.98	$32.02
Target Offering Amount	$10,000.67	$850.06	$9,150.61
Maximum Offering Amount	$2,636,921.25	$224,138.35	$2,412,783.40

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 advance setup fee for onboarding, diligence and asset creation and a $4,000 monthly fee for the use of the platform and marketing services, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company’s fiscal year.

Once posted, the annual report may be found at www.oxeiabiopharma.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is November 5, 2026

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Oxeia Biopharmaceuticals is a clinical-stage biopharmaceutical company developing novel therapeutics for unmet medical needs in neurology. The Company's lead program, OXE103, is a first-in-class, acylated human ghrelin therapy in late-stage clinical development for the treatment of persistent post-concussion symptoms. OXE 103 has demonstrated robust safety, dose activity, and clinical proof-of-concept efficacy in a Phase 2a study, showing an 85% response rate in treated patients versus 33% for standard or care.

The Company was formed on March 19, 2014 as a Delaware corporation and is headquartered in Boston, Massachusetts. The Company intends to sell its products in the United States and internationally. The Company's website is www.oxeiabiopharma.com.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under www.invest.oxeiabiopharma.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Michael Steven Wyand, DVM, PhD	CEO and Director	CEO and Director of Oxeia Biopharmaceuticals, Inc., 2017 – Present. Responsible for managing the development of the Company's concussion assets, fundraising, intellectual property matters, clinical development and operations. Adviser and Interim CEO for Mabloc Inc., 2018 - 2026 Advised on the development of monoclonal antibodies.	Harvard Medical School, Post-Doc, Comparative Pathology 1989 Diplomate American College of Veterinary Pathologists, Board Certification, Pathology, 1987 University of Connecticut, PhD, Pathology, 1986 Purdue University, DVM, Veterinary Medicine, 1980; University of Connecticut, B.S., Biology, 1976
Dr. Vishal Bansal, MD, FACS	Chief Scientific Officer and Co-Founder	Chief Scientific Officer and Co-Founder of Oxeia Biopharmaceuticals, Inc., 2014 – Present. Responsible for scientific matters. Director of Trauma Surgery at Scripps Mercy Hospital, 2015 – Present Oversees principal investigator clinical trials and active trauma and general surgeon.	Wayne State University, M.D., 1999 Kalamazoo College, B.A., Music, 1995
Amit Munshi	Co-Founder	Co-Founder of Oxeia Biopharmaceuticals, Inc., 2014-Present Exec Chair and Co-Founder, SKIA. 2026 – Present	Claremont Graduate University, Peter F. Drucker Graduate School of Management, M.B.A., 1993

		Chief Executive Officer of Orna Therapeutics, Inc., 2024 –2025 Chief Executive Officer of Renegade Therapeutics, 2023 - 2024 Responsible for general CEO responsibilities.	University of California, Riverside, B.S, Economics; B.A., History, 1990
Kartik Shah	Director and Co-Founder	Director and Co-Founder of Oxeia Biopharmaceuticals, Inc., 2015 – Present; Chief Business Officer and Chief Financial Officer, 2014 - 2019. Responsible for Board oversight. Chief Business Officer of Tactile Therapeutics, 2024 - Present. Responsible for leading day-to-day operations and corporate strategy. Senior Director, Business Development at Atara Biotherapeutics, 2019 – 2024. Responsible for leading commercial strategy and related business development activities.	Harvard Business School, M.B.A., 2008 University of Pennsylvania, M.S., Biotechnology, 1999 University of Pennsylvania, B.S.E., Bioengineering, 1999
Teofilo David Raad	Director	Director of Oxeia Biopharmaceuticals, Inc., 2021 – Present. Responsible for Board oversight. Managing Director, Danforth Health, March 2026 – present Residential Advisor for Raad Biotech Solutions, 2025 – Present Provides real estate advisory services to buyers and sellers. CEO and Board Director at Pulmatrix, 2019 - 2024. Responsible for general CEO responsibilities.	University of Colorado at Boulder, Thunderbird Global School of Global Management, M.B.A., 1996 University of Colorado at Boulder, B.S., Business Administration, 1992

Alex Smith	Director	Director of Oxeia Biopharmaceuticals, Inc., 2021 – Present. Responsible for Board oversight. NFL Analyst at ESPN, 2021 - Present. Appears on multiple shows and in various roles, mainly surrounding NFL programming. Venture Partner at Section Partners, 2022 – Present Responsible for deal sourcing and diligence, marketing and fundraising.	University of Utah, B.S., Economics, 2008

Biographical Information

Michael Steven Wyand, DVM, PhD: Dr. Wyand is the CEO and Director of the Issuer. He is a biopharmaceutical executive with over twenty-five years experience in managing and building successful product and service oriented life science companies. An accomplished leader, Dr. Wyand has substantial experience managing R&D and as a corporate officer responsible for communicating corporate strategy and value propositions to company directors, external investors and partners. Dr. Wyand was President/COO of Epirus Biopharmaceuticals after starting as CTO from 2012 to 2016. At Epirus, Dr. Wyand managed a portfolio of biosimilar monoclonal antibodies at both development and commercial stages with global partners in Europe and Asia. Prior to Epirus, Dr. Wyand headed R&D at Percivia, a J&J/DSM joint venture; BioAssets Development, acquired by Cephalon for $120M; and Therion Biologics, a pioneering private-equity-financed, cancer vaccine company. At Therion, Dr. Wyand lead the development of PROSTVAC, a pox-virus based immunotherapeutic vaccine for prostate cancer, licensed by Bristol-Myers Squibb Company for $975M in 2015 and managed the design/build of a cGMP manufacturing plant in Cambridge, MA. Dr. Wyand started his career at Mason Laboratory a wholly owned subsidiary of Genzyme Transgenics where he was President and CSO and served as Principal Investigator on a $7M NIAID AIDS vaccine contract. Dr. Wyand trained in comparative pathology at Harvard Medical School, received his DVM from Purdue University and his PhD in Pathology from the University of Connecticut. He received a BS in Biology from the University of Connecticut where he graduated with honors as a University Scholar.

Vishal Bansal, M.D., F.A.C.S.: Dr. Bansal is the Chief Scientific Officer and Co-Founder of the Company. Since 2015, Dr. Bansal is a Director of Trauma Surgery at Scripps Mercy Hospital in San Diego. From 2007 until 2015, Dr. Bansal was on faculty at the University California San Diego as an Associate Professor of Surgery. Dr. Bansal is a clinically active trauma and general surgeon as well as a funded surgical scientist focusing on the physiologic response to brain injury. He has been a principal investigator of three trials in traumatic brain injury. He has nearly 100 peer review publications, book chapters and invited reviews, sits on three national trauma committees, and is a referee for over 25 national and international scientific journals. Dr. Bansal received his undergraduate degree in music from Kalamazoo College and his medical degree from Wayne State University where he graduated Alpha Omega Alpha with high honors. He completed his general surgery internship and residency at The University of Pittsburgh and his fellowship in surgical critical care at University of California San Diego.

Amit Munshi: Amit is a Co-Founder of the Company. He is an experienced pharmaceutical executive and is currently Exec Chair of SKIA. Mr. Munshi was previously Chief Executive Officer of ReNAgade Therapeutics, Inc. which was subsequently acquired by Orna Therapeutics where he was the Chief Executive Officer of Orna for one year. Prior thereto, Mr. Munshi was President and CEO of Arena Pharmaceuticals Inc. (Nasdaq:ARNA) where he built the company from a $300M market cap into a late clinical-stage company with 37 programs, 4 drugs, and 11 indications

before their $6.7B acquisition by Pfizer. Prior to Arena, Mr. Munshi served as President and Chief Executive Officer and a director of Epirus Biopharmaceuticals, Inc. from May 2012 to May 2016. Prior to Epirus, Mr. Munshi served as Chief Executive Officer of Percivia LLC, a biotechnology company, from 2011 to 2012, was a co-founder and served as Chief Business Officer of Kythera Biopharmaceuticals, Inc., from 2005 to 2010, and held multiple leadership positions at Amgen Inc. from 1997 to 2005, including General Manager, Nephrology Europe. Mr. Munshi holds a B.S. in Economics and a B.A. in History from the University of California, Riverside, and an M.B.A. from the Peter F. Drucker Graduate School of Management at Claremont Graduate University. Mr. Munshi has more than 25 years of global biopharmaceutical industry experience in executive management, business development, product development and portfolio management. Mr. Munshi also serves on the board of Cytrellis Biosystems, Inc., a privately held company.

Kartik Shah: Mr. Shah is a Director and Co-Founder of the Company. He served as the Company's Chief Business Officer and Chief Financial Officer until 2019. Mr. Shah identified the lead asset and has led Oxeia's strategy, licensing, planning and intellectual property activities since inception. Prior to founding Oxeia, Mr. Shah was VP of Business Development at Cynvenio Biosystems, a molecular diagnostics startup, where he was responsible for developing research partnerships with big pharma and major cancer centers. Prior to Cynvenio, Mr. Shah was a Director and General Manager at Wireless Generation, a SaaS product and consulting business in K-12 education. His clients included the US Department of Education, New York City Public Schools and the Bill and Melinda Gates Foundation. Earlier in his career, Mr. Shah was a Manager in the Strategy and Corporate Development team at Amgen and a consultant with Oliver, Wyman and Company. He also served as the Chairman of the Board of Trustees for GlobalXFunds from 2008-2018, overseeing 40+ publicly traded ETFs with $10 BN under management. Mr. Shah holds a BSE in Bioengineering and an MS in Biotechnology from the University of Pennsylvania, and an MBA from Harvard Business School.

Teofilo David Raad: Mr. Raad is a Director of the Company. He joined the Company’s Board of Directors in 2021. He has extensive experience building and leading great organizations in both specialty healthcare service and pharmaceutical companies. Mr. Raad is currently Managing Director at Danforth Health. Previously, Mr. Raad was the CEO and Board Director at Pulmatrix, a clinical stage biopharmaceutical company developing innovative inhaled therapies to address serious pulmonary and non-pulmonary disease using its patented iSPERSE™ technology. Prior to his appointment as CEO, he served as PULMATRiX’s Chief Business Officer and led commercial and business development efforts. Mr. Raad has 20 years of commercial healthcare and life science leadership experience and most recently served as Chief Commercial Officer at Option Care, where he helped separate the specialty home infusion business unit from Walgreens to create the nation’s largest independent home infusion provider. Prior to that, he was a business unit head at Sunovion with overall responsibility for CNS and respiratory products, including assets in asthma and COPD. During his time at Sunovion, Mr. Raad led multiple products through clinical development to commercialization and implemented new strategic alliances in the US and Japan. Earlier in his career, he also gained direct launch experience with Sporanox®, Janssen’s oral itraconazole product to treat fungal infections. Mr. Raad holds a B.S. in Business Administration from University of Colorado at Boulder and an MBA from Thunderbird Global School of Global Management.

Alex Smith: Mr. Smith is a Director of the Company. He joined the Board of Directors of Oxeia Biopharmaceuticals in 2021. Mr. Smith’s 16-year NFL career began as the No. 1 overall draft pick of the San Francisco 49ers in 2005. The California-native passed for more than 35,000 yards, threw nearly 200 touchdowns and appeared in more than 175 games, including five seasons with Kansas City (2013-17) and three with Washington (2018-20) following eight with the 49ers (2005-12). He earned Pro Bowl honors in 2013, ’16 and ’17. Mr. Smith gained respect from fans near and far as the NFL world collectively followed his comeback – regarded as one of the most historic moments in football history – from a severely broken leg, sustained in the 2018 season. His story about the injury was documented in a special edition of ESPN’s *E60, Project 11* in May 2020, including his battles with post-operative infection, how doctors and Smith’s family had to make life-changing decisions, and his intense recovery and rehabilitation. He returned to the playing field and went on to appear in eight games in 2020 and start six games earning a 5-1 record prior to retiring in April 2021. His perseverance and success earned him the NFL Comeback Player of the Year honor. Since retiring from football, Smith joined ESPN on multiple shows and in various roles, mainly surrounding NFL programming, including *SportsCenter*. Smith has a role on *Monday Night Countdown* on select weeks and adds contributions to *Sunday NFL Countdown* from time-to-time. The widely-respected veteran will also be part of ESPN’s coverage of key tent pole events, such as Super Bowl LVI and the NFL Draft. Off the field, Mr. Smith is a dedicated husband, father and philanthropist as he founded The Alex Smith Foundation, which provides foster teens with the tools and resources needed to transition to successful adulthood.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Oxeia Biopharmaceuticals CF Investors SPV, LLC (the "**Co-Issuer**"), located at 361 Newbury Street, Suite 500, Boston, MA 02215.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of Series CF Preferred Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at www.invest.oxeiabiopharma.com. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Oxeia Biopharmaceuticals is a clinical-stage biotech company developing new, innovative therapeutics for mild traumatic brain injury (mTBI), known as concussion, and related neuro-metabolic dysfunction. The Company has a drug, OXE103, that successfully completed a pilot Phase 2a clinical trial in the fall of 2022. The study showed robust treatment effect across study endpoints. The endpoints were a reduction in symptom burden and improvement in quality of life. The OXE103 responder rate was 85% vs. a baseline of 33%. To date there are few other studies aimed at treating these patients and no FDA-approved treatment.

Business Plan

The U.S. Centers for Disease Control and Prevention estimates that just under three million concussion cases visit U.S. emergency rooms annually. Other studies put the number much higher at five million, with as many as 2.4 million of these with mTBI. The numbers go even higher with additional studies suggesting that as many as 50 percent of concussions go unreported.

Concussions can result in a serious, long-lasting impact on daily life. Concussion symptoms include chronic headaches, depression, problems with thinking and memory, vision and balance issues and sleep disorders. Research over the last two decades has increasingly linked concussions to neurodegenerative conditions including dementia, Alzheimer's disease and chronic traumatic encephalopathy (CTE). No longer considered as a passing consequence treated with rest and rehabilitation, individuals suffering from concussions need effective therapeutic solutions.

In 2017, we acquired certain rights to data generated by Daiichi Sankyo during preclinical, clinical and manufacturing development of the natural human hormone, ghrelin. Originally studied for appetite stimulation, ghrelin has since been found to possess pleiotropic neuroprotective properties-including anti-inflammatory, anti-apoptotic, pro-neurometabolic, and neurogenic effects-that directly address the pathophysiology or concussion. The rights were for treatment of mTBI (concussion). Ghrelin, referred to as OXE103 in Oxeia development studies, has not been approved by the FDA for any indications. The license provides access to an open FDA IND containing full preclinical safety data as well as safety data from four human Phase I studies, four multi-dose human Phase II studies, and one Phase Ill study. These studies represent a patient safety database of over 300 patients treated via subcutaneous or intravenous routes or administration. In addition, the license includes access to GMP manufactured clinical supply that can be used in Oxeia's Phase 2 clinical development programs.

Current Stage

Oxeia is currently in the late clinical development stage with OXE103, having completed a Phase 2a proof-of-concept trial that demonstrated statistically significant improvements in symptom burden and quality of life for patients with persistent post-concussion symptoms. The Company plans to initiate a statistically powered, randomized, double-blind, placebo controlled Phase 2b study enrolling 160 patients, at 10 to 15 different sites in the USA, with the primary endpoint, the Post Concussion Symptom Scale (PCSS). This randomized, double-blind, placebo-controlled study will enroll participants that continue to have persistent concussion symptoms within 30 days of injury.

Key near-term milestones include completing PCSS endpoint FDA validation, securing funding for Phase 2b initiation, and conducting a Type C FDA meeting. Over the next 24-30 months, Oxeia aims to achieve Phase 2b top-line results, potentially enabling Breakthrough Therapy Designation and positioning the program for Phase 3 studies or strategic partnerships.

Future Roadmap

Long-term, the Company envisions expanding OXE103's clinical applications to other neurological and mental health conditions with similar pathophysiology, leveraging its ample drug supply and established safety profile. This roadmap reflects our current development plans and expectations and is subject to change based on clinical results, FDA feedback, funding availability, and other factors. Any references to potential regulatory designations or future indications are forward-looking and there can be no assurance that such outcomes will be achieved.

The Company's Products and/or Services

Product / Service	Description	Current Market
OXE-103 (Ghrelin)	Treatment of persistent post-concussion symptoms.	Participants that continue to have persistent concussion symptoms within 30 days of injury.

Competition

Oxeia operates within the neurological therapeutics industry, a rapidly evolving sector with significant unmet needs. In the United States, approximately 7-21 million cases of concussion, also called mild traumatic brain injury (mTBI), occur annually in the US. The range of concussion incidence is wide because many concussions go unreported. Approximately 20% of concussions, representing 1.4 - 4.2M patients experience persistent post-concussion symptoms. We believe this large number of concussion sufferers represents a multi-billion-dollar annual market opportunity. Despite the high prevalence and burden, there are currently no FDA-approved pharmacologic treatments specifically for persistently symptomatic patients. Standard of Care is limited to rest, various forms of cognitive, visual and physical therapy and a gradual return to activity.

Competition in the broader neurology field includes companies developing therapies for more severe forms of traumatic brain injury (TBI) and related neuropsychiatric disorders. Oxeia differentiates itself by targeting the underlying neurometabolic and connectivity deficits of concussion with clinical evidence of a treatment effect in a Phase 2a study and a substantial preclinical and clinical safety database.

Customer Base

Our customers will be individuals that continue to have persistent concussion symptoms within 30 days of injury. We will also sell our product to hospitals and medical offices for treatment.

Supply Chain

Although the Company is dependent upon certain third party vendors, particularly vendors related to its data collection and clinical trials, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

License for Intellectual Property from the Regents of the University of California

In June 2014, we obtained an exclusive worldwide license to intellectual property from the Regents of the University of California. The license, which has a term which ends on the expiration date of the longest-lived patent rights, grants us exclusive, worldwide rights to intellectual property related to the use of ghrelin to treat concussions. The license is terminable by the University of California if we fail to perform or violate any term of the agreement and fail to cure such default within 90 days. We may terminate the agreement at any time upon 90 days written notice to the University of California. The license includes royalty and milestone payments in an amount up to $6 million that are tied to clinical development and business milestones. The milestones include: enrollment of 1st patient in a Phase II Clinical trial, $10,000, upon enrollment of the 20th patient in a Phase II Clinical trial, $10,000, upon enrollment of the 1st patient in a Phase III clinical trial, $600,000, upon

raising additional capital of more than $2 million, $65,000, filing an NDA with the FDA, $1,000,000, upon receiving regulatory approval in the European Union ("EU") for sale of a Licensed Product, $500,000, upon receiving regulatory approval for sale of Licensed Product in a non-US, non-EU country, $500,000, upon aggregate Net Sales of Licensed Products cumulatively totaling Fifty Million dollars (US$50,000,000), $1,000,000, upon aggregate Net Sales of Licensed Products cumulatively totaling One Hundred Million dollars (US$100,000,000) $1,000,000, and upon aggregate Net Sales of Licensed Products cumulatively totaling Two Hundred and Fifty Million dollars (US$250,000,000) $1,500,000. In addition, a low single digit annual royalty, between 2-5%, on sales is also due should ghrelin be approved for treatment of concussions in any market. The license is currently in good standing.

License for SUN11031

SUN11031 (designated as OXE103 by Oxeia), is a ghrelin molecule that was originally developed by Daiichi Sankyo Co. Ltd. ("Daiichi Sankyo") and subsequently transferred to BioPharma Forest, Inc. ("BPF"). In February 2016, BPF entered into a license agreement (the "BPF License Agreement") with KineMed, Inc. ("KineMed") pursuant to which BPF licensed certain patents and other intellectual property and assets related to SUN 11031 to KineMed.

In February 2016, we entered into Amendment No. 2 to our License Agreement with Gastheos Pharma, Inc. ("Gastheos"), as legal successor to BPF, pursuant to which we acquired the rights to purchase OXE103 from Gastheos (or its supplier, Daiichi Sankyo) in sufficient quantities to enable us to successfully complete our Phase 2 clinical studies with data sufficient to support a subsequent financing to fund a Phase 3 study. In connection with Amendment No. 2 to the License Agreement, we issued Gastheos a warrant to purchase 250,000 shares of our common stock at an exercise price of $0.18. The warrant terms are based on clinical development and financial milestones. A milestone was achieved in 2020 and 50% of the warrant vested. The license also includes a low single digit annual sales royalty upon commercialization and an option to purchase clinical drug supply from pre-existing lots. In addition, we agreed to pay Gastheos $0.1 million and $0.6 million upon successful completion of the IND and Phase 2 milestone (or, if earlier, upon our initiation of a registrational Phase 3 study for OXE103).

In May 2017, in connection with KineMed's voluntary bankruptcy case under Chapter 11 of the U.S. Bankruptcy Code, we entered into an assumption and assignment agreement with BPF and KineMed, pursuant to which KineMed agreed to assign all of its right, title and interest under the BPF License Agreement to us. Concurrently therewith, we entered into an amendment to the BPF License Agreement, pursuant to which we obtained an exclusive license for the field of concussion and traumatic brain injury, and COVID-19 related applications, in all geographies excluding Japan and South Korea. The license requires us to make certain milestone payments to BPF as follow: (i) $0.1 million shall be paid within ninety days of the FDA's acceptance of the first IND in each licensee indication; (ii) an additional $0.5 million shall be paid within ninety days of successful completion of the first proof-of-principle clinical trial in each licensee indication; and (iii) an additional $2 million shall be paid within ninety days following successful approval by the FDA of a NDA for the sale and marketing of the compound in each licenses indication.

In September 2021, we entered into Amendment No. 3 to the License Agreement with Gastheos, pursuant to which the licensed territories were expanded to all countries of the world, except Japan, South Korea and Taiwan, and the licensed indications were expanded to included the treatment of Long COVID. In connection with Amendment No. 3 to the License Agreement, we agreed to pay Gastheos an additional license fee of either (i) $0.1 million within five days of our completion of a private round of financing of $2 million or more; or (ii) $0.15 million within five days of our completion of an initial public offering of our common stock, or ten days prior to the consummation of a change of control transaction or comparable SUN 11031 out-licensing transaction. As part of this agreement, we issued a warrant to Gastheos to purchase 250,000 shares of common stock, for an exercise price equal to $0.76 per share.

The license may be terminated if we fail to commence proof-of-concept clinical study in TBI within two years from the date that our IND for such indication is accepted by the FDA, or if we fail to have an active indication under the license agreement for a period of ninety days or more. The license is currently in good standing.

Patents

We have developed a patent strategy to support commercialization of OXE103 for concussions, also known as mTBI. OXE103 incorporates human ghrelin and as such its structure occurs naturally. Intellectual property protection for our pharmaceutical development programs includes patents on medical uses in mTBI, dosing regiments and timing of delivery. We have filed three patent families. The first patent family contains four patents from the Regents of the University of California ("UC") that Oxeia is the exclusive license holder of and has worldwide patent rights to. These patents have been issued and will expire in 2034. The remaining two patent families are pending and were filed by the

Company. They will expire in 2040 and 2043. Oxeia will continue to file patents, as we generate additional data that supports new intellectual property, in areas such as formulations, manufacturing processes, and clinical data. All of Oxeia's patent applications have been filed internationally, some country specific patents have been issued and others are in various stages of patent review.

Trademarks:

The Company has two issued trademarks for the name "Oxeia" and for the name and design of "Oxeia".

Other Intellectual Property

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, our ability to develop, test and sell our OXE103 product in the U.S. will require the approval of the U.S. Food and Drug Administration (FDA). These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 1 employee. The Company also utilizes independent contractors and advisors.

Perks

Time-Based Bonus Shares of Series CF Preferred Stock:

Funded Investment Received By:*	Bonus Shares of Series CF Preferred Stock**
11:59 P.M. Pacific Standard Time on December 9, 2026	5% bonus shares of Series CF Preferred Stock
At or after 12:00 A.M. Pacific Standard Time on December 10, 2026 and before 11:59 P.M. Pacific Standard Time on January 8, 2026	3% bonus shares of Series CF Preferred Stock

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus shares of Series CF Preferred Stock shall have the same terms as the Series CF Preferred Stock issued in the Offering.

Large Investor Bonus Shares of Series CF Preferred Stock:

Funded Investment Amount Received*	Bonus Shares of Series CF Preferred Stock **
$2,500.00 to $4,999.99	5% bonus shares of Series CF Preferred Stock
$5,000.00 to $9,999.99	7% bonus shares of Series CF Preferred Stock
$10,000.00 to $24,999.99	9% bonus shares of Series CF Preferred Stock
$25,000.00 and above	15% bonus shares of Series CF Preferred Stock

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.
** Bonus shares of Series CF Preferred Stock shall have the same terms as the Series CF Preferred Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares can be stacked together. Fractional shares will not be distributed and share bonuses will be determined by rounding up to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We are a clinical stage company and may never earn a profit.

The Company has no commercial revenue and has incurred significant losses since its formation. We have not generated any revenue from operations, and we expect to incur substantial net losses for the foreseeable future as we seek to further develop and commercialize OXE103. We cannot predict the extent of these future net losses, or when we may attain profitability, if ever. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by clinical stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our clinical stage status and our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Commercial viability for OXE103 and our other product candidates remains subject to current and future preclinical studies, clinical trials, regulatory approvals, and the risks generally inherent in the development of a pharmaceutical product candidate.

In the near-term, failure to successfully advance the development of OXE103, or any other product candidate, may have a material adverse effect on us. To date, we have not successfully developed or commercially marketed, distributed, or sold OXE103, or any other product candidate. The success of our business depends primarily upon our ability to successfully advance the development of OXE103, and future product candidates, through preclinical studies and clinical trials, have the product candidates approved for sale by the FDA or regulatory authorities in other countries, and ultimately have the product candidates successfully commercialized by us or a commercial partner. We cannot assure you that the results of our ongoing preclinical studies or clinical trials will support or justify the

continued development of OXE103, or any other product candidate, or that we will receive approval from the FDA, or similar regulatory authorities in other countries, to advance the development of OXE103, or any other product candidate.

We cannot assure you that the results of late-stage clinical trials will be favorable enough to support the continued development of OXE103.

A number of companies in the pharmaceutical and biopharmaceutical industries have experienced significant delays, setbacks and failures in all stages of development, including late-stage clinical trials, even after achieving promising results in preclinical testing or early-stage clinical trials. Accordingly, results from completed preclinical studies and early-stage clinical trials of our product candidates, including OXE103, may not be predictive of the results we may obtain in later-stage trials. Furthermore, even if the data collected from preclinical studies and clinical trials involving our product candidates demonstrate a favorable safety and efficacy profile, such results may not be sufficient to support the submission of an NDA to obtain regulatory approval from the FDA in the U.S., or other similar regulatory agencies in other jurisdictions, which is required to market and sell the product. If we are unable to successfully advance or develop OXE103, or any other product candidate, our business will be materially harmed.

OXE103 or any of our other product candidates may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products or investigational new drugs, which may delay or preclude further development or regulatory approval or limit their use if approved.

OXE013, or any other product candidate, may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products or investigational new drugs, which may delay or preclude further development or regulatory approval or limit their use if approved. Throughout the drug development process, we must continually demonstrate the safety and tolerability of our product candidate to obtain regulatory approval to further advance clinical development or to market them. Even if a product candidate demonstrates clinical efficacy, any unacceptable adverse side effects or toxicities, when administered alone or in the presence of other pharmaceutical products, which can arise at any stage of development, may outweigh potential benefits. In preclinical studies and clinical trials we have conducted to date, OXE103's tolerability profile is based on studies and trials that have involved a small number of subjects or patients over a limited period of time. We may observe adverse or significant adverse events or drug-drug interactions in future preclinical studies or clinical trial candidates, which could result in the delay or termination of development, prevent regulatory approval, or limit market acceptance if ultimately approved.

If the results of preclinical studies or clinical trials for OXE103 are unfavorable or delayed, we could be delayed or precluded from the further development or commercialization of OXE103, which could materially harm our business.

In order to further advance the development of, and ultimately receive regulatory approval to sell, OXE103, we must conduct extensive preclinical studies and clinical trials to demonstrate their safety and efficacy to the satisfaction of the FDA or similar regulatory authorities in other countries, as the case may be. Preclinical studies and clinical trials are expensive, complex, can take many years to complete, and have highly uncertain outcomes. Delays, setbacks, or failures can occur at any time, or in any phase of preclinical or clinical testing, and can result from concerns about safety or toxicity, a lack of demonstrated efficacy or superior efficacy over other similar products that have been approved for sale or are in more advanced stages of development, poor study or trial design, and issues related to the formulation or manufacturing process of the materials used to conduct the trials. Also, the results of prior preclinical studies or clinical trials are not necessarily predictive of the results we may observe in later stage clinical trials. In many cases, product candidates in clinical development may fail to show desired safety and efficacy characteristics despite having favorably demonstrated such characteristics in preclinical studies or earlier stage clinical trials. If the results of the preclinical studies or clinical trials for OXE103 are unfavorable or delayed, our business will be materially harmed

If third party vendors upon whom we intend to rely on to conduct our preclinical studies or clinical trials do not perform or fail to comply with strict regulations, these studies or trials of our product candidate may be delayed, terminated, or fail, or we could incur significant additional expenses, which could materially harm our business.

We have limited resources dedicated to designing, conducting, and managing preclinical studies and clinical trials. We intend to rely on third parties, including clinical research organizations, consultants, and principal investigators, to assist us in designing, managing, monitoring and conducting our preclinical studies and clinical trials. We intend to rely on these vendors and individuals to perform many facets of the drug development process, including certain preclinical studies, the recruitment of sites and patients for participation in our clinical trials, maintenance of good

relations with the clinical sites, and ensuring that these sites are conducting our trials in compliance with the trial protocol, including safety monitoring and applicable regulations. If these third parties fail to perform satisfactorily, or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the preclinical studies and clinical trials of our product candidate may be delayed or prove unsuccessful. Further, the FDA, or other similar foreign regulatory authorities, may inspect some of the clinical sites participating in our clinical trials in the U.S., or our third-party vendors' sites, to determine if our clinical trials are being conducted according to Good Clinical Practices. If we or the FDA determine that our third-party vendors are not incompliance with, or have not conducted our clinical trials according to, applicable regulations we may be forced to delay, repeat, or terminate such clinical trials.

We, and our collaborators, if any, must comply with extensive government regulations in order to advance our product candidates through the development process and ultimately obtain and maintain marketing approval for our products in the U.S. and abroad.

OXE103 and other product candidates that we may develop in the future require regulatory approval to advance through clinical development and to ultimately be marketed and sold and are subject to extensive and rigorous domestic and foreign government regulation. In the U.S., the FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale, and distribution of pharmaceutical and biopharmaceutical products. OXE103 and our other product candidates are also subject to similar regulation by foreign governments to the extent we seek to develop or market them in those countries. We must provide the FDA and foreign regulatory authorities, if applicable, with preclinical and clinical data, as well as data supporting an acceptable manufacturing process, that appropriately demonstrate our product candidate's safety and efficacy before it can be approved for the targeted indications. OXE103 has not been approved for sale in the U.S. or any foreign market, and we cannot predict whether we will obtain regulatory approval for OXE013, or any other product candidates we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity, novelty of, and medical need for the product candidate, requires the expenditure of substantial resources, and involves post-marketing surveillance and vigilance and potentially post-marketing studies or Phase 4 clinical trials. In addition, we may encounter delays in, or fail to gain, regulatory approval for our product candidate based upon additional governmental regulation resulting from future legislative, administrative action or changes in FDA's or other similar foreign regulatory authorities' policy or interpretation during the period of our product development.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

OXE103, or any other of our product candidates, may not prove to be safe and efficacious in clinical trials and may not meet all the applicable regulatory requirements needed to receive regulatory approval. In order to receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive preclinical testing and clinical trials to demonstrate safety and efficacy of our product candidate for the intended indication of use. Clinical testing is expensive, can take many years to complete, if at all, and its outcome is uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of new drugs do not necessarily predict the results of later-stage clinical trials. The design of our clinical trials is based on many assumptions about the expected effects of our product candidate, and if those assumptions are incorrect, they may not produce statistically significant results. Preliminary results may not be confirmed on full analysis of the detailed results of a clinical trial. Product candidates in later stages of clinical development may fail to show safety and efficacy sufficient to support intended use claims despite having progressed through earlier clinical testing. The data collected from clinical trials of our product candidate may not be sufficient to support the filing of an NDA or to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

We may experience delays in clinical testing of our product candidate. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including pandemics, delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining IRB approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial or in obtaining sufficient supplies of clinical trial materials, including OXE103. Many factors affect patient enrollment, including the size of

the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the existing body of safety and efficacy data with respect to the study drug, competing clinical trials, new drugs approved for the conditions we are investigating and health epidemics, such as the COVID-19 pandemic. Clinical investigators will need to decide whether to offer their patients enrollment in clinical trials of our product candidate versus treating these patients with commercially available drugs that have established safety and efficacy profiles. Any delays in completing our clinical trials will increase our costs, slow down our product development, timeliness and approval process and delay our ability to generate revenue.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that our OXE103 product candidate or any product candidate we may seek to develop in the future will ever obtain regulatory approval may fail to receive regulatory approval. In addition, even if we were to obtain approval, regulatory authorities may approve our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects of OXE103 or any of our other product candidates.

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

As a developer of pharmaceuticals, certain federal and state healthcare laws and regulations pertaining to fraud and abuse, false claims and patients' privacy rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the federal government and the states in which we conduct our business. The laws include: the federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals, or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers; the federal Health Insurance Portability and Accountability Act of 1996, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; the Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug manufacturing and product marketing, prohibits manufacturers from marketing of products for off-label use and regulates the distribution of drug samples; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts. If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management's attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidate has been manufactured in small quantities for preclinical studies and clinical trials. If our product candidates are approved by the FDA or comparable regulatory authorities in other countries for commercial sale, we will need to manufacture such product candidates in larger quantities. We may not be able to successfully increase the manufacturing capacity for our product candidate in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the clinical trials as well as the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidate requires precise, high quality manufacturing. Our failure to achieve and maintain these high-quality manufacturing standards in collaboration with our third-party manufacturers, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could harm our business, financial condition and results of operations.

Our product candidate, if approved for sale, may not gain acceptance among physicians, patients, and the medical community, thereby limiting our potential to generate revenues.

If our product candidate is approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors. Further, if any product candidate that we develop does not provide a treatment regimen that is as beneficial as, or is perceived as being as beneficial as, the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance. Our ability to effectively promote and sell any approved products will also depend on pricing and cost-effectiveness, including our ability to produce a product at a competitive price and our ability to obtain sufficient third-party coverage or reimbursement. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients and third-party payors, our ability to generate revenues from that product would be substantially reduced. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, may be constrained by FDA rules and policies on product promotion, and may never be successful.

We may implement new lines of business or offer new products within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If we are unable to protect our intellectual property effectively, we may be unable to prevent third parties from using our technologies, which would impair our competitive advantage.

We rely on patent protection as well as a combination of trademark, copyright and trade secret protection, and other contractual restrictions, to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We may not be successful in defending challenges made in connection with our patents and patent applications. If we fail to protect our intellectual property, we will be unable to prevent third parties from using our technologies and they will be able to compete more effectively against us.

In addition to our patents, we rely on contractual restrictions to protect our proprietary technology. We require our employees and third parties to sign confidentiality agreements and our employees are also required to sign agreements assigning to us all intellectual property arising from their work for us. Nevertheless, we cannot guarantee that these measures will be effective in protecting our intellectual property rights. Any failure to protect our intellectual property rights could materially adversely affect our business, prospects and financial condition.

Our currently pending or future patent applications may not result in issued patents and any patents issued to us may be challenged, invalidated, or held unenforceable. Furthermore, we cannot be certain that we were the first to make the invention claimed in our issued patents or pending patent applications in the U.S., or that we were the first to file for protection of the inventions claimed in our foreign issued patents or pending patent applications. In addition, there are numerous recent changes to the patent laws and proposed changes to the rules of the USPTO, which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. These changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, we may become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine our entitlement to patents, and these proceedings may conclude that other patents or patent applications have priority over our patents or patent applications. It is also possible that a competitor may successfully challenge our patents through various proceedings and those challenges may result in the elimination or narrowing of our patents, and therefore reduce our patent protection. Accordingly, rights under any of our issued patents, patent applications or future patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

The patents issued to us may not be broad enough to provide any meaningful protection, one or more of our competitors may develop more effective technologies, designs or methods without infringing our intellectual property rights and one or more of our competitors may design around our proprietary technologies.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. Our patents may not protect us against our competitors, and patent litigation is very expensive. We may not have sufficient cash available to pursue any patent litigation to its conclusion because we currently do not generate revenues other than licensing, milestone and royalty income.

We cannot rely solely on our current patents to be successful. The standards that the USPTO and foreign patent offices use to grant patents, and the standards that U.S. and foreign courts use to interpret patents, are not the same, are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the U.S. may differ substantially from that obtained in various foreign countries.

We cannot be certain of the level of protection, if any, that will be provided by our patents if they are challenged in court, where our competitors may raise defenses such as invalidity, unenforceability, or possession of a valid license. In addition, the type and extent of any patent claims that may be issued to us in the future are uncertain. Any patents that are issued may not contain claims that will permit us to stop competitors from using similar technology.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Third parties may challenge the validity, inventorship or ownership of our patents and other intellectual property rights, resulting in costly litigation or other time-consuming and expensive proceedings, which could deprive us of valuable rights. If we become involved in any intellectual property litigation, interference or other judicial or administrative proceedings, we will incur substantial expenses and the attention of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek

licenses that may not be available from third parties on commercially favorable terms, if at all. Further, if such claims are proven valid, through litigation or otherwise, we may be required to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay development, marketing, selling and licensing of the affected products and intellectual property rights.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with

information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, we must comply with U.S. Food and Drug Administration (FDA) requirements for new drug approvals. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and

financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered*.**

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Oxeia Biopharmaceuticals CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Series CF Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Amended and Restated Certificate of Incorporation regarding the Series CF Preferred Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may

hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Series CF Preferred Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may

have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Series CF Preferred Stock at $0.79 per share, plus a 3.5% Investor Processing Fee (see "*Offering*" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital for research and development, marketing for the Offering and for general and administrative expenses. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.67
Name of Securities	Series CF Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	12,231
Maximum Offering Amount	$2,636,921.25
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	6,791,823*
Price Per Security	$0.79**
Minimum Individual Investment Amount	$1,035.14+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 25, 2027
Use of Proceeds	See the section entitled "Use of Proceeds" on page 33 hereof.
Voting Rights	None. See the description of the voting and control rights on page 42.

*Does not include Bonus Shares of Series CF Preferred Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 645,000 shares of Series CF Preferred Stock.

**Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount and the Investor Processing Fee, in its sole discretion.

Co-Issuer

The Co-Issuer is Oxeia Biopharmaceuticals CF Investors SPV, LLC (the "**Co-Issuer**"), located at 361 Newbury Street, Suite 500, Boston, MA 02215, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.oxeiabiopharma.com, or for the Offering at www.invest.oxeiabiopharma.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Series CF Preferred Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.67, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $2,636,921.25, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a one-time $47,500 advance setup fee for onboarding, diligence and asset creation and a $4,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$224,138
Research and Development (1)	0%	$0	31.5%	$830,631
Sales and Marketing (2)	0%	$0	30%	$791,076
General and Administrative Expenses (3)	91.5%	$9,151	30%	$791,076
Total	**100%**	**$10,001+**	**100%**	**$2,636,921+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $47,500 advance setup fee for onboarding, diligence and asset creation and a $4,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will use these proceeds to fund research and development costs associated with our Phase 2B clinical study.

(2) We will use these proceeds for marketing efforts with existing and new investors.

(3) We will use these proceeds for general and administrative costs, including personnel costs associated with non-research and development activities.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Series CF Preferred Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 25, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities: Series CF Preferred Stock
Offering Minimum: $10,000.67
Offering Maximum: $2,636,921.25
Purchase Price Per Share of Security Offered: $0.79 (does not include a 3.5% Investor Processing Fee charged to each Investor)
Offering Deadline: April 25, 2027

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Series CF Preferred Stock being held by the Co-Issuer). The rights of the Series CF Preferred may be changed by an amendment to the Company's Bylaws or the Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit E, and the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the COI, the "**Company Governing Documents**"). All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

Restrictions on Transfer

Any Securities sold in this Offering pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering to sell up to $2,636,921.25 and a minimum of $10,000.67 of its Series CF Preferred Stock. The investment will be made through the Co-Issuer, Oxeia Biopharmaceuticals CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.67 by April 25, 2027. Unless the Company raises at least the Target Offering Amount of $10,000.67 under the Regulation CF offering by April 25, 2027, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 25, 2027, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $2,636,921.25Maximum Offering Amount.

The minimum investment per investor is $1,035.14, which includes a $35.00 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The Co-Issuer will pool the funds from the Investors and invest in the Company as a single shareholder in exchange for shares of the Company's Series CF Preferred Stock. As a result, the Co-Issuer will be the legal owner of the Series CF Preferred Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Series CF Preferred Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

The total authorized shares of all classes of stock is 225,800,000 consisting of (a) 115,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), and (b) 110,800,000 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"), of which (i) 27,000,000 shares are designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), (ii) 800,000 shares are designated as Series Seed-I Preferred Stock (the "**Series Seed-I Preferred Stock**"), (iii) 25,000,000 shares are designated as Series Seed-II Preferred Stock (the "**Series Seed-II Preferred Stock**"), and (iv) 50,000,000 shares are designated as Series CF Preferred Stock (the "**Series CF Preferred Stock**"). The Company has adopted (i) the 2014 Equity Incentive Plan for which no new awards may be granted under, and (ii) the 2023 Omnibus Equity Incentive Plan, for which 2,000,000 shares of Common Stock are reserved for issuance thereunder.

As of the date of this Form C, (i) 10,483,248 shares of Common Stock, (ii) 17,857,140 shares of Series Seed Preferred Stock; (iii) 738,694 of Series Seed-I Preferred Stock; (iv) 18,636,258 shares of Series Seed-II Preferred Stock; and (v) 3,566,823 shares of Series CF Preferred Stock are issued and outstanding. Additionally, 8,792,000 options to purchase Common Stock are issued and outstanding under the 2014 Equity Incentive Plan and/or 2023 Omnibus Equity Incentive Plan and 1,613,000 shares of Common Stock are reserved for issuance under the 2023 Omnibus Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	10,483,248
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis prior to the Offering).	17.00%

*Certain individuals of the Company have deferred a portion of their compensation. Such officers may elect to receive such deferred future compensation in the future either through a cash payment or the issuance of shares of Common Stock (based on fair market value of the shares as of such deferral). In the event these individuals elect to receive such deferred compensation in the form of Common Stock, the Company will issue 5,435,227 shares of Common Stock.

Type	Seed Preferred Stock Consisting of Series Seed Preferred Stock, Series Seed-I Preferred Stock and Series Seed-2 Preferred Stock)
Amount Outstanding	37,232,092 Consisting of: Series Seed Preferred Stock: 17,857,140 Series Seed-I Preferred Stock: 738,694 Series Seed-II Preferred Stock: 18,636,258
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean: (i) Series Seed Preferred Stock: $0.0231 per share; (ii) Series Seed-I Preferred Stock: $0.2795 per share; (iii) Series Seed-II Preferred Stock: $0.75 per share; subject to adjustment in the event of any share dividend, share split, combination or other similar action; (b) Right to receive dividends pro rata with the Common Stock on a pari passu basis; (c) Liquidation Preference first to the Series Seed-I Preferred Stock equal to the greater of (i) the Original Issue Price, plus any accrued unpaid dividends, whether or not declared, or (ii) the amount that would have been paid had all Series Seed-I Preferred Stock been converted into Common Stock, and thereafter ratably to the Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock whom shall have a liquidation preference over the Common Stock in the same manner as described above; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion, subject to adjustment; (e) Automatic conversion into Common Stock upon (i) the closing of a firm commitment public offering, (ii) closing of any merger, acquisition or similar transaction pursuant to which they securities received are publicly traded, or (iii) the consent of the Requisite Holders as defined in the Company Governing Documents); (f) Series Seed Preferred Stock holders have a right to elect one director to the Board of Directors so long as at least 25% of the Preferred Stock is outstanding; and (g) Protective provisions so long as 25% of the shares of Preferred Stock are issued and outstanding.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Seed Preferred Stock at a later date. The issuance of such additional shares of Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis prior to the Offering).	60.36%

Type	Series CF Preferred Stock
Amount Outstanding	3,566,823
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.79 per share; (b) Right to receive dividends pro rata with the Seed Preferred Stock and Common Stock on a pari passu basis; (c) Liquidation Preference first to the Series Seed-I Preferred Stock equal to the greater of (i) the Original Issue Price, plus any accrued unpaid dividends, whether or not declared, or (ii) the amount that would have been paid had all Series Seed-I Preferred Stock been converted into Common Stock, and thereafter ratably to the Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock whom shall have a liquidation preference over the Common Stock in the same manner as described above; (d) Automatic conversion into Common Stock upon (i) the closing of a firm commitment public offering, (ii) closing of any merger, acquisition or similar transaction pursuant to which they securities received are publicly traded, or (iii) the consent of the Requisite Holders as defined in the Company Governing Documents); and (e) Protective provisions so long as 25% of the Preferred Stock are issued and outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series CF Preferred Stock at a later date. The issuance of such additional shares of Series CF Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted basis prior to the Offering).	5.78%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding.

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	8,792,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	14.25%

Type	Warrants to Purchase Common Stock
Shares Issuable Upon Exercise	500,000
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price*.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	0.81%

*250,000 Warrants have an exercise price of $0.18 per share and the remaining 250,000 Warrants have an exercise price of $0.76 per share.

Type of security	Convertible Notes
Principal Amount Outstanding	$450,740
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Convertible Notes have no valuation cap and a 20% Discount.
Interest Rate	7%
Maturity Date	June 30, 2027
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	1.11%

Type of security	Convertible Notes
Principal Amount Outstanding	$281,421
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Convertible Notes have no valuation cap and a 20% Discount.
Interest Rate	7%
Maturity Date	March 30, 2027
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security on a fully diluted basis (assuming conversion prior to the Offering of convertible securities).	0.69%

Voting and Control

Except as required by applicable law, each outstanding share of Series CF Preferred Stock shall not be entitled to vote on any matter on which the stockholders of the Company shall be entitled to vote, and shares of Series CF Preferred Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, Investors in the Co-Issuer will indirectly hold only the Securities (the Co-Issuer will be the legal owner of the Series CF Preferred Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities offered hereby, benefit from broad-based weighted average anti-dilution protection on the price at which such shares convert into Common Stock (the "Conversion Price") as set forth in the Amended and Restated Certificate of Incorporation, meaning the Conversion Price will be adjusted downward if the Company issues additional shares (as defined in the Amended and Restated Certificate of Incorporation) at a price below the then-current Conversion Price of the Securities (subject to customary exclusions). Notwithstanding the foregoing, Investors should understand and expect the potential for dilution related to future issuances that will dilute their percentage ownership even if the Conversion Price adjustment provisions apply. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Series CF Preferred Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes*	$403,000	5	Research & Development and General Working Capital	October 5, 2023	Regulation D
Convertible Notes**	$35,000	2	Research & Development and General Working Capital	May 20, 2024	Regulation D
Convertible Notes***	$65,000	4	Research & Development and General Working Capital	November 12, 2024	Regulation D
Convertible Notes****	$125,000	2	Research & Development and General Working Capital	August 20, 2025	Regulation D
Convertible Notes	$281,421	1	Research & Development and General Working Capital	October 2, 2025	Regulation D
Convertible Notes	$450,740	1	Research & Development and General Working Capital	November 18, 2025	Regulation D
Series CF Preferred Stock*****	$2,293,792	3,566,823	Research & Development, Marketing and General Working Capital	September 24, 2026	Reg CF

* Converted into 759,449 shares of Series Seed-II Preferred Stock on January 5, 2026.
** Converted into 59,891 shares of Common Stock on December 31, 2025.
*** Converted into 111,944 shares of Series Seed-II Preferred Stock on January 5, 2026.
**** Converted into 211,756 shares of Common Stock on December 31, 2025.
***** Estimated figures as closing process has not yet been completed. Includes an estimated 738,718 bonus shares issued. Also includes investor processing fees.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, except for the Convertible Notes described in the Capitalization and Ownership Section above, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Convertible Notes:

(a) Alex Smith (Board Member): Convertible notes totaling $160,000 plus accrued interest of $79,159, issued in 2016 and 2022, were fully converted in January 2026 into 606,632 shares of Series Seed II Preferred Stock.
(b) Kartik Shah (Board Member and Founder): Convertible notes totaling $138,000 plus accrued interest of $57,171, issued in 2016, 2019 and 2023, were fully converted in January 2026 into 472,237 shares of Series Seed II Preferred Stock.
(c) Adrista LLC (entity affiliated with Amit Munshi, a Founder and Board Member): Convertible notes totaling $380,000 plus accrued interest of $82,840, issued in 2019, 2022, 2023 and 2024, were fully converted in January 2026 into 924,220 shares of Series Seed II Preferred Stock.
(d) Vishal Bansal (Shareholder and Founder): Convertible notes totaling $220,000 plus accrued interest of $115,347, issued in 2016, 2019 and 2023, were fully converted in January 2026 into 971,751 shares of Series Seed II Preferred Stock.
(e) Robert Wyand (Brother of the CEO): Convertible note in the amount of $40,000 plus accrued interest of $11,553, issued in 2021, were fully converted in January 2026 into 151,977 shares of Series Seed II Preferred Stock.
(f) Michael Wyand (CEO and Board Member): Convertible note in the amount of $10,000 plus accrued interest of $4,501, issued in 2019, were fully converted in January 2026 into 42,711 shares of Series Seed II Preferred Stock.

Promissory Notes and Conversions

(a) Kartik Shah (Board Member and Founder): A promissory note of $10,000, issued in 2024 (5.25% interest), was fully converted in 2025 into 17,118 shares of Common Stock.
(b) Adrista LLC (entity affiliated with a Founder and Board Member): Promissory notes totaling $150,000, issued in 2024 and 2025 (interest rates ranging from 5.25% to 14.0%), were fully converted in 2025 into 254,529 shares of Common Stock.
(c) Vishal Bansal (Shareholder and Founder): A promissory note of $20,000, issued in 2022 (5.25% interest), was fully converted in 2025 into 37,889 shares of Common Stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit H.

Cash and Cash Equivalents

As of September 30, 2026, the Company had an aggregate of approximately $407,000 in cash and cash equivalents, leaving the Company with 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In 2026, the Company conducted a Regulation CF offering and raised $2,293,792 (including investor processing fees) in exchange for the issuance of Series CF Preferred Stock.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Common Stock, Preferred Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on pre-money valuation of $50,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit H for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.oxeiabiopharma.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Oxeia Biopharmaceuticals, Inc.
(Issuer)

By:/s/ Michael Steven Wyand
(Signature)

Michael Steven Wyand
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Steven Wyand
(Signature)

Michael Steven Wyand
(Name)

Director
(Title)

November 10, 2026
(Date)

/s/ Kartik Shah
(Signature)

Kartik Shah
(Name)

Director
(Title)

November 10, 2026
(Date)

/s/ Teofilo David Raad
(Signature)

Teofilo David Raad
(Name)

Director
(Title)

November 10, 2026
(Date)

/s/ Alex Smith
(Signature)

Alex Smith
(Name)

Director
(Title)

November 10, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

LIMITED-TIME OFFER: EARN UP TO 20% BONUS SHARES UNTIL 11/06 **00** Days | **15** Hrs | **10** Mins | **23** Secs

REST IS NOT ENOUGH

Concussion: Up to 21 million Americans a year.[1] No approved drug.



Oxeia is developing what could be the first drug for concussion. Our founder Amit Munshi led Arena Pharmaceuticals to a $6.7B* sale to Pfizer, and NFL veterans Alex Smith and Richard Sherman have joined the mission. **Invest before our next clinical milestone.**

Invest Now   Download Investor Deck

Share Price **$0.79**   Min. Investment **$1,000.14***

Already an investor? **Sign In**

Form C ↗   SEC Filings ↗   Form CRS ↗   Investor Education ↗

*Past performance is not a guarantee of future results. Current performance may be lower or higher than the performance quoted.

LIVE Since you opened this page, an estimated

01 **Americans have had a concussion.**

One about every 4.5 seconds, using the low end of the 7 to 21 million estimate.[1]



Watch Before You Invest

See how, by investing in Oxeia, **you're helping to create a long-lasting solution** for concussion symptoms.

85%

Response rate in our first concussion trial.

$7.9M+

Capital raised to date.

14

Pharma companies reviewed Oxeia.

$8.8B

Prior pharma exits by team.

PROBLEM

A $400 Billion-a-Year Global Problem.[2] Still No Approved Drug.

That cost comes from medical care and lost earnings.

1 in 5 never recover

Most people recover from a concussion in a week or two, but about 1 in 5 don't.

1.4 - 4.2M Americans

That's 1.4 to 4.2 million Americans a year[3] living with headaches, memory problems and trouble concentrating.

About half

Research suggests it may be even more, with one review finding about half of people with a single mild brain injury had long-term cognitive problems.[4]

Yet the only prescription is still rest and wait, and for them, rest is not enough.

Who This Touches

INVESTOR DECK

Download Our Investor Deck

A deeper look into this investment opportunity is just a click away. Sign up to receive the full deck below.

Enter your email

Download Deck


Oxeia
INVEST BEFORE OUR NEXT CLINICAL MILESTONE
Rest is not enough.
Oxeia is developing what could be the first drug for concussion. 7 to 21 million Americans a year,* and still no approved treatment.
Investor Presentation 2026

SOLUTION

Ghrelin: Bringing the Power of a Peptide Hormone to the Injured Brain

Oxeia is developing what could be the first drug for concussion. Its candidate, OXE-103, has already completed a Phase 2a human trial under an FDA-accepted IND. A concussion drains the brain's energy and sets off a cascade of damage, and OXE-103 is designed to stop it at the source, delivering high levels of the natural peptide hormone ghrelin to refuel, protect and repair the injured brain.

One peptide hormone, designed to refuel, protect and repair the injured brain at the same time.

Invest Now



See the Science Behind OXE-103

How OXE-103 Works

OXE-103 is the **natural peptide hormone ghrelin**, a molecule the body has used for millions of years to **fuel and protect the brain**.

Ghrelin naturally protects brain cells after an injury, but the body's own levels are **too low to be an effective treatment** for a concussion.

OXE-103 is delivered at much higher concentrations than the body makes. In UC San Diego lab studies, that **cut brain cell death by 80 to 90%** and made lesions more than **four times smaller.**[5]

Why Peptide Hormones Are So Powerful

Most drugs, from small molecules to antibodies, are built to hit one target. But a concussion damages the brain in several ways at once, draining its energy, triggering inflammation, weakening the blood-brain barrier and damaging its wiring. Ghrelin is a peptide hormone, a small protein the body uses as a signal, and it **hits multiple targets**, so it can work on all of that damage together.[6]


MOST DRUGS
One target
GHRELIN
Many targets

03

CROSSES INTO THE BRAIN

EVIDENCE

OXE-103 Is on the Doorstep of Final-Stage Trials

Most new drugs spend years in labs and safety testing before they ever reach patients. OXE-103 has already done that work, backed by a $100M+ safety package from Daiichi Sankyo and a published trial in concussion patients. **Phase 2b is the last major step before the final trials for FDA approval.**


Daiichi-Sankyo
FDA
9 completed studies, 300+ patients dosed with ghrelin

Backed by lab research

Labs at Yale, Cambridge, Monash and UC San Diego have all found that ghrelin helps protect injured brain cells.[7]

Zero to 60, years faster

Japanese pharma giant Daiichi Sankyo already tested ghrelin's safety in 300+ people with other conditions, saving Oxeia an estimated 5 to 7 years.

Tested in concussion patients

In our first concussion trial, 85% of patients on OXE-103 met the improvement goal, compared with 33% on standard care.[8]

Phase 2b is next

Next comes a larger, placebo-controlled trial of 160 patients, the stage the pharmaceutical industry watches most closely.

TESTED IN CONCUSSION PATIENTS

Patients on OXE-103 vs. Standard Care

85%

33%

In our first concussion trial, 85% of patients on OXE-103 met the improvement goal, compared with 33% on standard care.[8]

The Phase 2a trial was small and open-label, and results may not be repeated in larger trials. OXE-103 is an investigational drug and has not been approved by the FDA.



Backed by lab research

Labs at Yale, Cambridge, Monash and UC San Diego have all found that ghrelin helps protect injured brain cells.[7]



Phase 2b is next

Next comes a larger, placebo-controlled trial of 160 patients, the stage the pharmaceutical industry watches most closely.

One Paper in 2012 Changed Everything

Dr. Vishal Bansal was a trauma surgeon at UC San Diego, sending concussion patients home with nothing but "rest." Then he read research showing ghrelin could help injured neurons recover. He spent the next decade turning that finding into OXE-103.

> ***"We can get children back into school, people back at work, service members back to duty, athletes back in the game. For the first time, we can help patients who don't recover on their own. We just need to get there."***
>
> **—Dr. Vishal Bansal, MD**
>
> Chief Scientific Officer, Inventor and Founder


Oxeia
BIOPHARMACEUTICALS

ROADMAP

2027 Is a Defining Year for Oxeia

There is no approved drug for concussion, partly because the FDA has never had an accepted way to measure whether a patient is getting better. Oxeia is building that measure at the University of Kansas Medical Center with a former FDA Associate Director for Study Endpoints. That work clears the way for Phase 2b in 2027.

Phase 2 is also when drug companies most often buy.

Recent neurology acquisitions[10]

Total deal value, by stage of the lead drug.

This round
$50M
pre-money

1 in 3 third happened at Phase 2, more than any other stage.[9]



Phase 2: does it work?
$1.15B to $7.8B
Phase 3: final-stage trials
$900M to $14B
$0
$5B
$10B
$14B

A positive Phase 2b is the turning point, because it's the first larger, placebo-controlled proof that a drug works. Eli Lilly agreed to buy AtaiBeckley for up to $3.8B right after its positive Phase 2b in 2026.[10]

This round is priced at $50M pre-money, before Oxeia's Phase 2b begins.

CURRENT | IN PROGRESS

2026

- Endpoint validation study.

NEXT

2027

- Type C meeting with FDA.
- Finalize Phase 2b protocol.
- Phase 2b First-Patient enrolled Q2 2027.

NEXT

2028

- Phase 2b Last Patient enrolled.
- Database lock.
- Phase 2b topline data available.

LATER

After Phase 2b

- Acquisition or IPO.
- If IPO, conduct Phase 3 pivotal studies.
- New Drug Application (NDA) for FDA approval.

Oxeia's goal is for a drug company to acquire OXE-103 once Phase 2b data supports it. These are forward-looking statements based on management's current plans. Timelines may change and no outcome, including any transaction, is assured.

WHY INVEST NOW?

Invest Before Oxeia's Next Big Milestone

Most early drug companies raise money just to reach human testing. Oxeia is past that. OXE-103 has a published trial in concussion patients and a $100M+ safety package from Daiichi Sankyo behind it, which puts it on the doorstep of final-stage trials. This round helps fund the next step, from finalizing the Phase 2b plan with the FDA to getting sites under contract and patients enrolled.

Priced before the next milestone

Invest at a $50M valuation, before our next FDA meeting and before Phase 2b begins.

First to potentially measure concussion recovery

Without an FDA-accepted way to measure recovery, no concussion drug can prove it works. Oxeia is building the first one.

Big pharma is already interested

Brain drugs are in demand

interested wanted to see Phase 2b data, which this round helps

and brain treatments drew the biggest share."

Years ahead of a typical startup

Japanese drug giant Daiichi Sankyo already tested ghrelin's safety in 300+ people, saving Oxeia an estimated 5 to 7 years.

The goal is an acquisition

Oxeia aims for a major drug company to buy OXE-103 once Phase 2b results support it.

"I remember throwing kind of completely blind."

ALEX SMITH · CANDLESTICK PARK, 2012

Three-time Pro Bowl quarterback. **Oxeia investor and board member.**[12]


"And somehow we scored."

NFL VETERANS

NFL Veterans Alex Smith & Richard Sherman Know This Injury Firsthand

Three-time Pro Bowl quarterback Alex Smith and five-time Pro Bowl cornerback and Super Bowl champion Richard Sherman both played through concussions. **Alex is an Oxeia investor and board member, and Richard advises the company.** They know what it means when the only treatment is rest.



Alex Smith

INVESTOR & BOARD MEMBER

At Candlestick Park in 2012, Alex took a hit and his vision blurred. "I remember throwing kind of completely blind," he says. "And somehow we scored." That touchdown was his last play as the 49ers' starter. His doctors told him what they still tell patients today, to rest and wait. "It's a giant void," he says, "a giant nothing."[12]



Richard Sherman

ADVISOR

As a rookie in 2011, Richard took a hit to the head and couldn't see straight. He hid it from the team doctors, played two more quarters half-blind and made his first career interception. Years later, asked about the movie *Concussion*, he said, "I see a concussion movie every Sunday. Don't need to go to the theater."[12]

UPDATES

Stay Connected With the Latest From Oxeia



[DATE]

Investor Webinar with Dr. Michael Wyand, Dr. Vishal Bansal and Alex Smith



[DATE]

Ghrelin: The Overlooked Peptide That Could Change How We Treat Concussions



[DATE]

Tips from an NFL Quarterback: Parental Awareness Is Essential in Managing Youth Concussions

LIMITED-TIME OFFER: EARN UP TO 20% BONUS SHARES UNTIL 11/06 00 Days | 15 Hrs | 10 Mins | 23 Secs

Download Our Investor Deck

A deeper look into this investment opportunity is just a click away. Sign up to receive the full deck below.

Enter your email

Download Deck



INVEST BEFORE OUR NEXT CLINICAL MILESTONE
Rest is not enough.
Oxeia is developing what could be the first drug for concussion. 7 to 21 million Americans a year,* and still no approved treatment.
Investor Presentation 2026

TEAM

Built by a Team That's Done This Before

Oxeia pairs the trauma surgeon behind the science with leaders who have taken drugs through the FDA and led or co-founded companies later acquired by Pfizer and Allergan. **It's a team that knows how to take a drug from the lab to a buyer.**

FOUNDERS, LEADERSHIP & BOARD



Dr. Michael Wyand
CEO

READ MORE +



Amit Munshi
FOUNDER

READ MORE +



Dr. Vishal Bansal, MD
CSO & FOUNDER

READ MORE +



Kartik Shah
DIRECTOR & FOUNDER

READ MORE +



Ted Raad
BOARD DIRECTOR

READ MORE +

ADVISORS



Dr. Chris Nowinski
CEO, CONCUSSION & CTE FOUNDATION

READ MORE +



Dr. Gerald Grant
CHAIR OF NEUROSURGERY, DUKE

READ MORE +



Dr. Murray Stein
PROFESSOR OF PSYCHIATRY, UCSD

READ MORE +



RADM Don Plummer
U.S. NAVY REAR ADMIRAL

READ MORE +



Dr. Michael Rippee
PHASE 2A LEAD INVESTIGATOR, KU MEDICAL CENTER

READ MORE +

PERKS

Turn Your Investment into More Shares

LIMITED-TIME OFFER: EARN UP TO 20% BONUS SHARES UNTIL 11/06 00 Days | 15 Hrs | 10 Mins | 23 Secs

Invest	Invest	Invest	Invest	Invest
$1,000+	$2,500+	$5,000+	$10,000+	$25,000+
Receive	Receive	Receive	Receive	Receive
5%	5%	7%	9%	15%
	+5% until 11/6	+5% until 11/6	+5% until 11/6	+5% until 11/6
Bonus Shares	Bonus Shares	Bonus Shares	Bonus Shares	Bonus Shares
Invest Now	Invest Now	Invest Now	Invest Now	Invest Now

1. **Why invest in startups?** +

2. **How much can I invest?** +

3. **How do I calculate my net worth?** +

4. **What are the tax implications of an equity crowdfunding investment?** +

5. **Who can invest in a Regulation CF Offering?** +

6. **What do I need to know about early-stage investing? Are these investments risky?** +

7. **When will I get my investment back?** +

8. **Can I sell my shares?** +

9. **Exceptions to limitations on selling shares during the one-year lockup period** +

10. **What happens if a company does not reach its funding target?** +

11. **How can I learn more about a company's offering?** +

12. **What if I change my mind about investing?** +

13. How do I keep up with how the company is doing?

14. What relationship does the company have with DealMaker Securities?

15. What is Oxeia Biopharmaceutical's pre-money valuation?

DISCUSSION

Join the Discussion

0 Comments

Login ▾

Start the discussion…

LOG IN WITH

OR SIGN UP WITH DISQUS

Name

Share

Best Newest Oldest

Be the first to comment.

Subscribe Privacy Do Not Sell My Data

Load All Comments

FAQS

INVEST BEFORE OUR NEXT CLINICAL MILESTONE

Rest is not enough.

Invest Now

Download Investor Deck

FOOTNOTES

[1] Estimated range. Sports and recreation alone cause an estimated 1.6 to 3.8 million U.S. concussions a year, with up to half going unreported, and national surveys find far more brain injuries than hospital records capture. Sources: NCBI, Translational Research in Traumatic Brain Injury; Hallock et al., Neurology Clinical Practice, 2023; Daugherty et al., CDC self-reported TBI surveys, 2025.

[2] Global annual cost of traumatic brain injury, including concussion. Maas AIR, et al. Traumatic brain injury: integrated approaches to improve prevention, clinical care, and research. Lancet Neurology Commission, 2017.

[3] About 20% of 7 to 21 million annual concussions. Published studies put the rate of persistent symptoms at 15% to 30%. Sources: Ingram & Karr, 2024; Permenter et al., StatPearls, Postconcussive Syndrome.

[4] McInnes K, et al. Mild Traumatic Brain Injury (mTBI) and chronic cognitive impairment: A scoping review. PLoS ONE, 2017. About 55% of participants across the studies reviewed showed long-term cognitive impairment.

[5] Lopez NE, Bansal V, et al. Early ghrelin treatment attenuates disruption of the blood brain barrier and apoptosis after traumatic brain injury through a UCP-2 mechanism. Brain Research, 2012; Lee J, Bansal V, et al. Altering leukocyte recruitment following traumatic brain injury with ghrelin therapy. Journal of Trauma and Acute Care Surgery, 2014. Studies in animals. Preclinical results may not predict results in people.

[6] Andrews ZB. The extra-hypothalamic actions of ghrelin on neuronal function. Trends in Neurosciences, 2011.

[7] Diano S, et al. Ghrelin controls hippocampal spine synapse density and memory performance. Nature Neuroscience, 2006 (Yale); Andrews ZB. The extra-hypothalamic actions of ghrelin on neuronal function. Trends in Neurosciences, 2011 (Monash); Kent BA, et al. The orexigenic hormone acyl-ghrelin increases adult hippocampal neurogenesis and enhances pattern separation. Psychoneuroendocrinology, 2015 (Cambridge); Lopez NE, Bansal V, et al. Brain Research, 2012 (UC San Diego). Preclinical results may not predict results in people.

[8] Rippee M, Wyand M, et al. The Injection of Ghrelin (OXE-103) Improves Subacute Concussion Symptom Burden and Quality of Life. Neurotrauma Reports, 2025. The Phase 2a trial was small and open-label, and results may not be repeated in larger trials. OXE-103 is an investigational drug and has not been approved by the FDA.

[9] Study of 311 biopharma acquisitions by stage of lead drug, Therapeutic Innovation & Regulatory Science. Covers acquisitions of other U.S. and European biopharma companies, 2005 to 2020. Average total deal values in 2020 dollars, which can include milestone payments. Not a projection or guarantee of Oxeia's value, and past acquisitions of other companies do not predict Oxeia's outcome.

[10] Total deal value of neurology acquisitions, 2023 to 2026, including milestone payments made only if later goals are met. Phase 1: Sanofi / Vigil, up to $600M; Eli Lilly / SiteOne, up to $1.0B; AbbVie / Aliada, $1.4B. Phase 2 and 2b: UCB / Neurona, $650M upfront, up to $1.15B; AbbVie / Gilgamesh, up to $1.2B; Otsuka / Transcend, $700M upfront, up to $1.225B; Jazz / Actio, $820M upfront, up to $1.32B; Lundbeck / Longboard, $2.6B; Eli Lilly / AtaiBeckley, $2.8B upfront, up to $3.8B; Eli Lilly / Centessa, $6.3B upfront, up to $7.8B. Phase 3 and registration: Teva / Emalex, up to $900M plus royalties; Servier / Edgewise, up to $2.65B; Novartis / Avidity, about $12B; Bristol Myers Squibb / Karuna, $14B. AbbVie / Cerevel ($8.7B) is not counted at Phase 1 because Cerevel also owned a Phase 3 drug. These companies treat different conditions, and their deals do not predict Oxeia's outcome.

[11] IQVIA, Biopharma M&A Outlook for 2026, January 2026. Total 2025 biopharma M&A deal value rose 133% from 2024 to $133B. Brain and nervous system (CNS) treatments had the largest share by value, at 23%.

[12] Alex Smith, Oxeia investor livestream, June 2026. Richard Sherman on hiding a concussion as a rookie: CBS Sports, 2013. On the movie Concussion: Sports Illustrated, 2015.

EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Oxeia Biopharmaceuticals CF Investors SPV, LLC
c/o Oxeia Biopharmaceuticals, Inc.
361 Newbury Street, Suite 500
Boston, MA 02215

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of Oxeia Biopharmaceuticals CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Series CF Preferred Stock to be acquired from Oxeia Biopharmaceuticals, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Series CF Preferred Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $2,636,921.75 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 25, 2027 (the "Termination Date"). Providing that subscriptions for $10,000.67 worth of Securities are received, which also includes a 3.5% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual

shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription

Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Crowdfunding Issuer's reviewed financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2025 and December 31, 2024, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2025 and December 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. SetApart Accountancy Corp., who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had inception financials (the "**Inception Financial Statements**") audited by SetApart Accountancy Corp. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12

months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability,

claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or

consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF OXEIA BIOPHARMACEUTICALS, INC. ("OXEIA BIOPHARMACEUTICALS"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN OXEIA BIOPHARMACEUTICALS AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT OXEIA BIOPHARMACEUTICALS' PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Series CF Preferred Stock or any securities which may be converted into the Crowdfunding Issuer's Series CF Preferred Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject

personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation within 25 miles of Boston, Massachusetts. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures within 25 miles of the City of Boston, State of Massachusetts. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Oxeia Biopharmaceuticals CF Investors SPV, LLC
c/o Oxeia Biopharmaceuticals, Inc.
361 Newbury Street, Suite 500
Boston, MA 02215

If to the Crowdfunding Issuer, to:

Oxeia Biopharmaceuticals, Inc.
361 Newbury Street, Suite 500
Boston, MA 02215

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

OXEIA BIOPHARMACEUTICALS CF INVESTORS SPV, LLC
AND
OXEIA BIOPHARMACEUTICALS, INC.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase membership interests ("Securities") of Oxeia Biopharmaceuticals CF Investors SPV, LLC representing the right as a member of Oxeia Biopharmaceuticals CF Investors SPV, LLC to receive the benefits of Series CF Preferred Stock issued by Oxeia Biopharmaceuticals, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **membership interests representing one-to-one Series CF Preferred Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:	If the Subscriber is not an individual:
☐ Individual	
☐ Joint Tenant	
☐ Tenants in Common	
☐ Community Property	

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Oxeia Biopharmaceuticals

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Oxeia Biopharmaceuticals (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an “Accredited Investor” as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an “Accredited Investor”.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Series CF Preferred Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Series CF Preferred Stock	Issuer: Oxeia Biopharmaceuticals (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Oxeia Biopharmaceuticals** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of

US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

<u>**INTERNATIONAL INVESTOR CERTIFICATE**</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Oxeia Biopharmaceuticals** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

DEALMAKER

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Oxeia Biopharmaceuticals's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Oxeia Biopharmaceuticals’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

OXEIA BIOPHARMACEUTICALS CF INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Oxeia Biopharmaceuticals CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of August 4, 2026 by and among the Company, Oxeia Biopharmaceuticals, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Oxeia Biopharmaceuticals, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is Oxeia Biopharmaceuticals CF Investors SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 361 Newbury Street, Suite 500 Boston, MA 02115 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and

disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto,

shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04 No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b) Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings.

(a) The Members understand that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Member's investment is not made with the Crowdfunding Issuer. To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b) In the event of a meeting held pursuant to Section 2.06(a), written notice stating the place, electronic access information, date, and time of the meeting shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members pursuant to Applicable Law and for which the Manager has called a meeting of the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) Attendance of a Member at any meeting called in accordance with Section 2.06(b) shall constitute a waiver of notice of such meeting, except where a Member attends such meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members for any meeting called in accordance with Section 2.06(b) unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members pursuant to Section 2.06(a) may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01 Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be

managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 Actions Requiring Approval of Members. Except as provided herein, the Manager of the Company will make all decisions for the Company. Unless this Agreement is otherwise amended by the Members, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b) Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written

notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i) To the Crowdfunding Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act; or

(iv) To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a) To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01 Inspection Rights. Members hereby waive any rights under the Delaware Act related to any and all rights to inspect the Company's books and records for a proper purpose and make copies thereof.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of 85% of the Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State August 4, 2026.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Oxeia Biopharmaceuticals, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Series CF Preferred Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: c/o Oxeia Biopharmaceuticals, Inc.
361 Newbury Street, Suite 500
Boston, MA 02115
Email: invest@oxeiabiopharma.com
Attention: Michael S. Wyand, CEO of Oxeia Biopharmaceuticals, Inc.

If to the Manager: 361 Newbury Street, Suite 500
Boston, MA 02115
Email: invest@oxeiabiopharma.com
Attention: Michael S. Wyand, CEO

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement

with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. In the event of any conflict between this Agreement and any of the Crowdfunding Issuer's constitutive documents, the Crowdfunding Issuer's constitutive documents shall control.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

OXEIA BIOPHARMACEUTICALS CF INVESTORS SPV, LLC, a Delaware limited liability company

By: Oxeia Biopharmaceuticals, Inc., a Delaware corporation,

Its Manager

DocuSigned by:

By: Michael Wyand
6E8C18E8510C4F8...

Name: Michael S. Wyand

Title: CEO

MEMBERS: See Signature Page for each member

[SIGNATURE PAGE TO OXEIA BIOPHARMACEUTICALS CF INVESTORS SPV, LLC OPERATING AGREEMENT]

Signature Page for Each Member:

____

Name: ____________________

[MEMBER SIGNATURE PAGE TO OXEIA BIOPHARMACEUTICALS CF INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Amended and Restated Certificate of Incorporation
(Attached)

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "OXEIA BIOPHARMACEUTICALS, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF OCTOBER, A.D. 2025, AT 5:16 O`CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

5491061 8100
SR# 20254370323

Authentication: 205150336
Date: 10-27-25

OXEIA BIOPHARMACEUTICALS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Oxeia Biopharmaceuticals, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***") does hereby certify as follows.

1. The name of this corporation is Oxeia Biopharmaceuticals Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 19 2014, under the name Oxeia Biopharmaceuticals, Inc.

2. The Certificate of Incorporation of this corporation was amended pursuant to that certain Certificate of Amendment filed on April 29, 2014.

3. The Certificate of Incorporation of this corporation was amended pursuant to that certain Certificate of Amendment filed on February 10, 2022.

4. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders and authorizing the appropriate officers of this corporation to solicit the consent of the stockholder therefore which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

4. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. This Amended and Restated Certificate of Incorporation which restates and integrates and further amends the provisions of this corporation's Certificate of incorporation as amended has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this [24th_] day of October 2025.

DocuSigned by:

By: Michael Wyand

6E8C18E8510C4E8...

Michael Wyand, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:16 PM 10/24/2025
FILED 05:16 PM 10/24/2025
SR 20254370323 - File Number 5491061

Exhibit A

OXEIA BIOPHARMACEUTICALS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME.

The name of this corporation is Oxeia Biopharmaceuticals Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway in the City of Lewes, County of Sussex. The name of its registered agent at such address is 251 Little Falls Drive, Wilmington, New Castle County Delaware 19808. The name of the registered agent is Corporation Service Company.

ARTICLE III
DEFINITIONS.

As used in this Restated Certificate (as defined below) the following terms have the meanings set forth below:

"***Board Composition***" shall mean that for so long as at least twenty five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the holders of record of the shares of Seed Preferred Stock exclusively and as a separate class, shall be entitled to elect a Preferred Directors of the Corporation (the "***Series Seed Director***") and the holders of record of the shares of Common Stock exclusively and as a separate class shall be entitled to elect Common Directors of the Corporation, and any additional directors shall be elected by the affirmative vote of a majority of the Seed Preferred Stock and Common Stock voting together as a single class on an as-converted basis. For administrative convenience, the initial Series Seed Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of a majority of Series Seed Preferred Stock.

"***Original Issue Price***" shall mean $0.0231 per share for the Series Seed Preferred Stock, $0.2795 per share for the Series Seed-I Preferred Stock, $0.75 per share for the Series Seed-II Preferred Stock and $0.75 per share for Series CF Preferred Stock.

"***Preferred Stock***" shall mean the shares of Series Seed Preferred Stock, Series Seed-I Preferred Stock, Series-II Preferred Stock, Series CF Preferred Stock and Shares of Preferred Stock which may be issued from time to time in one or more series adopted by the Board of Directors as hereinafter provided.

"***Requisite Holders***" shall mean the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, Series Seed-I Preferred Stock and Series Seed-II Preferred Stock

(voting as a single class on an as-converted basis), but excluding holders of shares of Series CF Preferred Stock.

"***Restated Certificate***" shall mean this Restated Certificate of Incorporation.

"***Seed Preferred Stock***" shall mean the shares of Series Seed Preferred Stock, Series Seed-I Preferred Stock and Series Seed-II Preferred Stock. For the avoidance of doubt, Seed Preferred Stock shall not include Series CF Preferred Stock.

ARTICLE IV
PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 225,800,000 consisting of (a) 115,000,000 shares of Common Stock having a par value of $0.00001 per share and (b) 110,800,000 shares of Preferred Stock having a par value of $0.00001 per share, of which 27,000,000 shares are designated as Series Seed Preferred Stock (the "***Series Seed Preferred Stock***"), 800,000 shares are designated as Series Seed-I Preferred Stock (the "***Series Seed-I Preferred Stock***"), 25,000,000 Series Seed-II Preferred Stock (The "***Series Seed-II Preferred Stock***"), and 50,000,000 Series CF Preferred Stock (The "***Series CF Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series each of such series to consist of such number of shares and to have such terms rights, powers and preferences and the qualifications and limitations with respect thereto, as stated or expressed herein. The following is a statement of the designations and the rights powers and privileges and the qualifications limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Seed Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes

represented by all outstanding shares of capital stock of the Corporation entitled to vote irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1. Shares of Preferred Stock may be issued from time to time in one or more series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a "Certificate of Designation"), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions (which shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock), all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Amended and Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Amended and Restated Certificate (including any Certificate of Designation).

3. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

C. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections in this Part C of this Article V" refer to sections of this Part C.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Seed Preferred Stock.

1.1.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), and subject to the rights of any other preferred stock that may be authorized from time to time, pursuant to the

terms herein, the holders of Series Seed-I Preferred Stock shall be entitled to receive, prior and in preference to any payments to the holders of any other securities of the Corporation by reason of their ownership thereof the holders of shares of Series Seed-I Preferred Stock shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed-I Preferred Stock plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed-I Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Seed-I Preferred Stock the full amount to which they are entitled under this Section 1.1.1, the holders of shares of Series Seed-I Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed-I Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.1.2 Upon the completion of the payment required by Section 1.1.1 above and subject to the rights of any other Preferred Stock that may be authorized from time to time pursuant to the terms herein, by reason of their ownership thereof the holders of shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock the full amount to which they are entitled under this Section 1.1.2, the holders of shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed-I Preferred Stock and Series Seed Preferred Stock, Series Seed-II Preferred Stock and Series CF Preferred Stock as provided in Section 1.1 the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares of Common Stock and held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority by voting power of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation the parent of such surviving or resulting party; *provided* that for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and if applicable deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease transfer exclusive license or other disposition in a single transaction or series of related transactions by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation except where such sale lease transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the *value* of the property rights or securities paid or distributed to such holders by the Corporation or the acquiring person firm or other entity. The value of such property rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written content of stockholders in lieu of meeting), each holder of outstanding shares of Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole share of Common Stock into which the shares of Seed Preferred Stock held by such holder are convertible as of the

record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating *all* shares into which shares of Seed Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on a converted basis shall and have full voting right and powers equal to the voting right and powers of the holders of Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders meeting in accordance with the Bylaws of the Corporation. For the avoidance of doubt, Series CF Preferred Stock holders shall not be entitled to any voting rights.

2.2 Election of Directors. The holders of record of the Company's capital stock, not including the holders of Series CF Preferred Stock, shall be entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentences may be removed without cause by, and only by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders entitled to vote. At any meeting held for the purpose of electing a director the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. For the avoidance of doubt, Series CF Preferred Stock holders shall not be entitled to any voting rights in the election of Directors.

2.3 Preferred Stock Protective Provisions. At any time when at least twenty five percent (25%) of the initially issued shares of Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger consolidation or otherwise do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting consenting or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) create, or authorize the creation of any additional class or series of capital stock unless the same ranks *pari passu* with or junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the payment of dividends;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than repurchases of stock from former employees officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary

in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

(f) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent to any of the foregoing without conditioning such consent agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Seed Preferred Stock shall be convertible, at the option of the holder thereof , (for clarification Series CF Preferred Stock shares will convert only upon the event of conversion into publicly traded securities or under circumstances defined as "***Mandatory Conversion Time***" in Section 3.10 at an applicable ratio defined for Seed Preferred Stock in this section 3.1.1) at any time and without the payment of additional consideration by the holder thereof into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Seed Preferred Stock and Series CF Preferred Stock by the Conversion Price (as defined below) for such series of Seed Preferred Stock and Series CF Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Seed Preferred Stock and Series CF Preferred Stock shall initially mean the Original Issue Price for such series of Seed Preferred Stock and Series CF Preferred Stock. Such initial Conversion Price and the rate at which shares of Seed Preferred Stock and Series CF Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein) in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Seed Preferred Stock and Series CF Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of share of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or if such registered holder alleges that any such certificate has been lost stolen or destroyed a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss theft or destruction of such certificate) at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and if applicable any event on which such conversion is contingent (a "***Contingency Event***"). such notice shall state such holder' s name or the names of the nominee in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder' s attorney duly authorized in writing. The close of busines on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificate (or lost certificate affidavit and agreement) and notice (or if later the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time (a) issue and deliver to such holder of Preferred Stock or to such holder as nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock for the purpose of effecting the conversion of the Preferred Stock such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock· and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes including without limitation engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking an action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time except only the right of the holders thereof to receive shares of Common Stock in exchange therefor to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable on the Common Stock in additional shares of Common Stock then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore such Conversion Price hall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions· and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holder of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification or otherwise (other than by a stock split or combination, dividend, distribution merger or consolidation covered b Sections 3.4 3.5 3.6 or 3.8 by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7) then, following any such consolidation or merger provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of share of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction· and in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series

of Preferred Stock) shall thereafter be applicable as nearly as reasonably may be in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3 the Corporation at its expense shall as promptly as reasonably practicable but in any event not later than 15 days thereafter compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon any of the following: (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 as amended, (b) immediately prior to (and subject to) the closing of any merger, acquisition or similar transaction involving the Company pursuant to which the holders of the Corporation's outstanding securities are to receive as consideration therefor solely cash and/or securities that are publicly traded on the New York Stock Exchange, Nasdaq, or OTCQX, (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***") (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation duly executed by the registered holder or such

holder s attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10 including the rights, if any to receive notices and vote (other than as a holder of Common Stock) will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time) except only the rights of the holders thereof upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock the Corporation shall issue and deliver to such holder or to such holders nominee(s) a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends**. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **Waiver**. Any of the rights powers privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or majority vote of the Requisite Holders.

7. **Notice of Record Date**. In the event:

(a) the Corporation hall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation any reclassification of the Common Stock of the Corporation or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution liquidation or winding up of the corporation,

then, and in each such case the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying as the case may be, (i) the record date for such dividend distribution or right, and the amount and character of such dividend distribution or right or (ii) the effective date on which such reorganization reclassification consolidation, merger transfer dissolution, liquidation or winding up is proposed to take place and the time, if any is to be fixed as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification consolidation, merger transfer, dissolution, liquidation or winding up and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices**. Except as otherwise provided herein any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII
STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the Board of Directors of the Corporation.

ARTICLE VIII
BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by the Restated Certificate or Bylaws in furtherance and not in limitation of the power conferred by statute, the Board is expressly authorized to make repeal alter amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by the Restated Certificate the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETING AND BOOK. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE IX
DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law a o amended. Any repeal or modification of the foregoing provision of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions agreements with such agents or other person vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in or in being offered an opportunity to participate in or in being informed about an Excluded Opportunity. An "***Excluded Opportunity***" is any matter transaction or interest that is presented to or acquired created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate partner, member, director, stockholder, employee, agent or other related person of any such holder other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***") unless such matter, transaction or interest is presented to, or acquired created or developed by, or otherwise comes into the possession of a Covered Person expressly and solely in such Covered Person s capacity as a director of the Corporation.

* * * * *

EXHIBIT F
By-Laws
(Attached)

BYLAWS OF

OXEIA BIOPHARMACEUTICALS, INC.

Adopted March 19, 2014

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

Page

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 ***Place of Meetings***. Meetings of stockholders of **Oxeia Biopharmaceuticals, Inc.** (the "**Company**") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "**Board**"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "**DGCL**"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

1.2 ***Annual Meeting***. An annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, *provided* that (i) the stockholders are permitted to act by written consent under the Company's certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.3 ***Special Meeting***. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with the provisions of **sections 1.4** and **1.5** of these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this **section 1.3** shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 ***Notice of Stockholders' Meetings***. All notices of meetings of stockholders shall be sent or otherwise given in accordance with either **section 1.5** or **section 7.1** of these bylaws not less than 10 or more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

1.5 ***Manner of Giving Notice; Affidavit of Notice***. Notice of any meeting of stockholders shall be given:

(i) if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Company's records; or

(ii) if electronically transmitted as provided in **section 7.1** of these bylaws.

An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or any other agent of the Company that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

1.6 ***Quorum***. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in **section 1.7**, until a quorum is present or represented.

1.7 ***Adjourned Meeting; Notice***. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.8 ***Conduct of Business***. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any

person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

1.9 ***Voting***. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of **section 1.11** of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, the requirement of a written ballot for the election of directors shall be satisfied by a ballot submitted by electronic transmission (as defined in **section 7.2** of these bylaws), *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the certificate of incorporation or these bylaws, be decided by the vote of the holders of shares of stock having a majority of the votes which could be cast by the holders of all shares of stock entitled to vote thereon which are present in person or represented by proxy at the meeting.

1.10 ***Stockholder Action by Written Consent Without a Meeting***. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.11 ***Record Date for Stockholder Notice; Voting; Giving Consents***. In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date:

(i) in the case of determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting;

(ii) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board; and

(iii) in the case of determination of stockholders for any other action, shall not be more than sixty days prior to such other action.

If no record date is fixed by the Board:

(i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

(iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, *provided* that the Board may fix a new record date for the adjourned meeting.

1.12 ***Proxies***. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides

for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.13 ***List of Stockholders Entitled to Vote***. The officer who has charge of the stock ledger of the Company shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal executive office. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

ARTICLE II — DIRECTORS

2.1 ***Powers***. Subject to the provisions of the DGCL and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the Board.

2.2 ***Number of Directors***. The number of directors shall be determined from time to time by resolution of the Board, *provided* that the Board shall consist of at least one (1) member. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3 ***Election, Qualification and Term of Office of Directors***. Except as provided in **section 2.4** of these bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director, including a director elected to fill a vacancy, shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4 ***Resignation and Vacancies***. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those

who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

2.5 ***Place of Meetings; Meetings by Telephone***. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 ***Conduct of Business***. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 ***Regular Meetings***. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 ***Special Meetings; Notice***. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile; or

(iv) sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

2.9 ***Quorum***. At all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

2.10 ***Board Action by Written Consent Without a Meeting***. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 ***Fees and Compensation of Directors***. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 ***Approval of Loans to Officers***. The Company may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Company or of its subsidiary, including any officer or employee who is a director of the Company or its subsidiary, whenever, in the judgment of the Board, such loan, guaranty or assistance may reasonably be expected to benefit the Company. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board shall approve, including, without limitation, a pledge of shares of stock of the Company.

2.13 ***Removal of Directors***. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

ARTICLE III — COMMITTEES

3.1 ***Committees of Directors***. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company,

3.2 ***Committee Minutes***. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 ***Meetings and Action of Committees***. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) **section 2.5** (Place of Meetings; Meetings by Telephone);

(ii) **section 2.7** (Regular Meetings);

(iii) **section 2.8** (Special Meetings; Notice);

(iv) **section 2.9** (Quorum);

(v) **section 2.10** (Board Action by Written Consent Without a Meeting); and

(vi) **section 6.10** (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. *However*:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board; and

(iii) notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE IV — OFFICERS

4.1 ***Officers***. The officers of the Company shall be a Chairperson of the Board, a President or Chief Executive Officer, a Secretary and a Treasurer or Chief Financial Officer. The Company may also have, at the discretion of the Board, a Vice Chairperson of the Board, one or more Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 ***Appointment of Officers***. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of **sections 4.3** and **4.5** of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

4.3 ***Subordinate Officers***. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 ***Removal and Resignation of Officers***. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be

necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 ***Vacancies in Offices***. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in **section 4.2**.

4.6 ***Representation of Shares of Other Corporations***. Unless otherwise directed by the Board, the President or any other person authorized by the Board or the President is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7 ***Authority and Duties of Officers***. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — RECORDS AND REPORTS

5.1 ***Maintenance and Inspection of Records***. The Company shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the Company at its registered office in Delaware or at its principal executive office.

5.2 ***Inspection by Directors***. Any director shall have the right to examine the Company's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Company to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

5.3 ***Annual Report***. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are

fewer than 100 holders of record of the Company's shares, the requirement of sending of an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

ARTICLE VI — GENERAL MATTERS

6.1 ***Stock Certificates; Partly Paid Shares***. The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Company by the Chairperson of the Board or Vice Chairperson of the Board, or the Chief Executive Officer or President or a Vice President, and by the Chief Financial Officer or Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 ***Special Designation on Certificates***. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock a statement that the Company will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.3 ***Lost Certificates***. Except as provided in this **section 6.3**, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost,

stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 ***Construction; Definitions***. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

6.5 ***Dividends***. The Board, subject to any restrictions contained in either (i) the DGCL, or (ii) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company, and meeting contingencies.

6.6 ***Fiscal Year***. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

6.7 ***Seal***. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

6.8 ***Stock Transfer Agreements***. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.9 ***Registered Stockholders***. The Company:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii) shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.10 ***Waiver of Notice***. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether

before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

6.11 ***Restrictions on Transfer and Ownership of Capital Stock of the Company.*** Before a stockholder may transfer any of his, her, or its shares of capital stock of the Company, such stockholder must comply with the provisions of this Section 6.11, together with any other contractual restrictions on transfer as otherwise agreed by such stockholder (e.g., any right of first refusal and co-sale agreement in effect by and among the Company, such stockholder and certain holders of the Company's stock).

(i) ***Notice of Proposed Transfer***. Prior to the selling stockholder (for purposes of this Section 6.11, the "**Seller**") Transferring any of its shares (the "**Seller Shares**"), Seller shall deliver to the Company a written notice (the "**Transfer Notice**") stating: (a) Seller's *bona fide* intention to Transfer such Seller Shares; (b) the name, address and phone number of each proposed purchaser or other transferee (each, a "**Proposed Transferee**"); (c) the aggregate number of Seller Shares proposed to be Transferred to each Proposed Transferee (the "**Offered Shares**"); (d) the *bona fide* cash price or, in reasonable detail, other consideration for which Seller proposes to Transfer the Offered Shares (the "**Offered Price**"); and (e) the Company's right to exercise its Right of First Refusal with respect to the Offered Shares.

(ii) ***Company's Right of First Refusal***. For a period of twenty (20) days (the "**Initial Exercise Period**") after the date on which the Transfer Notice is delivered to the Company, the Company shall have the right to purchase all or any part of the Offered Shares on the terms and conditions set forth in this Section 6.11(ii). In order to exercise its right hereunder, the Company must deliver written notice to Seller within the Initial Exercise Period. Upon the earlier to occur of (a) the expiration of the Initial Exercise Period or (b) the time when Seller has received written confirmation from the Company regarding its exercise of its Right of First Refusal, the Company shall be deemed to have made its election with respect to the Offered Shares.

(iii) ***ROFR Confirmation Notice***. Within five (5) days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company specifying the number of Offered Shares to be purchased by the Company if it exercises its Right of First Refusal (the "**ROFR Confirmation Notice**"). The ROFR Confirmation Notice shall also specify the number of Offered Shares not purchased by the Company, if any, pursuant to Section 6.11(ii) ("**Unsubscribed Shares**").

(iv) ***Seller's Right to Transfer***. Subject to Section 6.11(v), if any of the Offered Shares remain available after the exercise of all Rights of First Refusal as described in this Section 6.11, then the Seller shall be free to transfer any such remaining shares to the Proposed Transferee at the Offered Price or a higher price as provided in the Transfer Notice; *provided however* that if the Offered Shares are not so Transferred during the seventy-two (72) day period following the

delivery of the Transfer Notice, then Seller may not Transfer any such remaining Offered Shares without complying again in full with the provisions of this Section 6.11.

(v) ***Board's Overall Right to Approve***. Notwithstanding anything in this Section 6.11 to the contrary, the Seller's right to Transfer provided in Section 6.11(iv) shall be subject in all **cases** to the prior written approval of such Transfer by a majority of the members of the Board. For the avoidance of doubt, no Transfer by the Seller pursuant to Section 6.11(iv) shall be effective without the prior written approval of a majority of the members of the Board.

(vi) ***Purchase Price.*** The purchase price for the Offered Shares to be purchased by the Company exercising its Right of First Refusal under this Agreement will be as detailed in the Transfer Notice, and will be payable within ten (10) days of the later of (a) the delivery of the ROFR Confirmation Notice or (b) the delivery of the prior written approval of the Board, if necessary.

For purposes of this section 6.11, the following definitions shall apply:

"***Right of First Refusal***" shall mean the rights of first refusal provided to the Company in this Section 6.11.

"***Transfer***" shall mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceeds or general assignees for the benefit of creditors, whether voluntarily or by operation of law, directly or indirectly, *except* (i) any transfers of Seller Shares by a Seller to Seller's spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild of Seller, or to a trust or trusts for the exclusive benefit of Seller or those members of Seller's family specified in this definition or transfers of Seller Shares by Seller by devise or descent; *provided* that, in all cases, the transferee or other recipient executes an instrument acknowledging receipt of a copy of these Bylaws; (ii) any *bona fide* gift effected for tax planning purposes, *provided* that the pledgee, transferee or donee or other recipient executes an instrument acknowledging receipt of a copy of these Bylaws; (iii) any transfer to the Company pursuant to the terms of this Section 6.11; and (iv) any repurchase of Seller Shares by the Company pursuant to agreements under which the Company has the option to repurchase such Seller Shares upon the occurrence of certain events, such as termination of employment, or in connection with the exercise by the Company of any Rights of First Refusal.

ARTICLE VII — NOTICE BY ELECTRONIC TRANSMISSION

7.1 ***Notice by Electronic Transmission***. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iv) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2 ***Definition of Electronic Transmission***. An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

7.3 ***Inapplicability***. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

ARTICLE VIII — INDEMNIFICATION

8.1 ***Indemnification of Directors and Officers***. The Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and

expenses reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

8.2 ***Indemnification of Others***. The Company shall have the power to indemnify and hold harmless, to the extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

8.3 ***Prepayment of Expenses***. The Company shall pay the expenses incurred by any officer or director of the Company, and may pay the expenses incurred by any employee or agent of the Company, in defending any Proceeding in advance of its final disposition; *provided* that the payment of expenses incurred by a person in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this **Article VIII** or otherwise.

8.4 ***Determination; Claim***. If a claim for indemnification or payment of expenses under this **Article VIII** is not paid in full within sixty days after a written claim therefor has been received by the Company the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

8.5 ***Non-Exclusivity of Rights***. The rights conferred on any person by this **Article VIII** shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

8.6 ***Insurance***. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.

8.7 ***Other Indemnification***. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

8.8 ***Amendment or Repeal***. Any repeal or modification of the foregoing provisions of this **Article VIII** shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE IX — AMENDMENTS

These bylaws may be adopted, amended or repealed by a majority of the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS
OF
OXEIA BIOPHARMACEUTICALS, INC.

The undersigned certifies that he is the duly elected, qualified and acting Secretary of Oxeia Biopharmaceuticals, Inc., a Delaware corporation (the "**Company**"), and that the foregoing bylaws, comprising a total seventeen (17) pages, were adopted as the bylaws of the Company on March 19, 2014 by the sole incorporator of the Company.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of March 19, 2014.

____
Kartik Shah, Secretary

EXHIBIT G
Subscription Agreement between Issuer and Co-Issuer
(Attached)

SERIES CF PREFERRED STOCK PURCHASE AGREEMENT

This Series CF Preferred Stock Purchase Agreement (this "***Agreement***") is made as of this ___ day of _______, 2026 by and among Oxeia Biopharmaceuticals, Inc., a Delaware corporation (the "***Company***"), and Oxeia Biopharmaceuticals CF Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Series CF Preferred Stock**.

1.1 Sale and Issuance of Series CF Preferred Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to ________ shares of Series CF Preferred Stock (the "***Shares***") at a purchase price of $0.79 per Share (the "***Price***"). The above does not include ______ bonus shares of Series CF Preferred Stock issued to the Purchaser for no additional cost in connection with the Company's Regulation CF offering and which are noted on Exhibit A, attached hereto and made a part hereof.

1.2 Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2 Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3 Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Articles of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Articles of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3 Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.7 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

3.8 Organization, Good Standing, Corporate Power and Qualification. The Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

4. **General Provisions**.

4.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6 Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7 Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8 Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and Purchaser. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12 Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

OXEIA BIOPHARMACEUTICALS CF INVESTORS SPV, LLC, a Delaware limited liability company

By: Oxeia Biopharmaceuticals, Inc., a Delaware corporation
Its Manager

By: ___________________
Name: Michael Steven Wyand
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Oxeia Biopharmaceuticals, Inc., a Delaware corporation

By: ____________________
Name: Michael Steven Wyand
Title: CEO

EXHIBIT A

Purchaser Information*

Purchaser	**Purchaser Address**	**Number of Shares of Series CF Preferred Stock Purchased**	**Aggregate Purchase Price**
Oxeia Biopharmaceuticals CF Investors SPV, LLC	361 Newbury Street, Suite 500, Boston, MA 02215	____________**	$____________

*Reflects closings on ________ [TO BE UPDATED FOR EACH CLOSING].

**In addition to the shares of Series CF Preferred Stock purchased, the Purchaser also received __________ bonus shares of Series CF Preferred Stock at no additional cost in connection with the Company's Regulation CF offering.

EXHIBIT H
Financial Statements
(Attached)

OXEIA BIOPHARMACEUTICALS, INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oxeia Biopharmaceuticals, Inc.
Boston, Massachusetts

Opinion

We have audited the financial statements of Oxeia Biopharmaceuticals, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025, and 2024, the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions indicate that the Company may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 30, 2026
Calabasas, CA 91302

OXEIA BIOPHARMACEUTICALS, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	2,905	$	25,477
Prepaids and Other Current Assets		80,238		51,458
Total current assets		**83,143**		**76,935**
Intangible Assets		177,313		136,986
Total assets	**$**	**260,456**	**$**	**213,921**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	378,841	$	1,047,810
Credit Cards		26,943		30,696
Current Portion of Loans and Notes		-		55,000
Accrued Interest on Current Portion of Loans and Notes		-		4,113
Current Portion of Convertible Notes		5,112,662		1,402,500
Accrued Interest on Current Portion of Convertible Notes		2,211,679		976,808
Other Current Liabilities		4,946,325		4,435,061
Total current liabilities		**12,676,450**		**7,951,988**
Convertible note, net of current portion		-		2,978,000
Accrued Interest on Convertible Notes		-		919,661
Total liabilities	**$**	**12,676,450**	**$**	**11,849,649**
STOCKHOLDERS' DEFICIT				
Series Seed Preferred Stock, $0.00001 par, 27,000,000 shares authorized, 17,857,140 shares issued and outstanding as of December 31, 2025 and 2024	$	179	$	179
Series Seed-I Preferred Stock, $0.00001 par, 800,000 shares authorized, 738,694 shares issued and outstanding as of December 31, 2025 and 2024		7		7
Common Stock, $0.00001 par, 115,000,000 shares authorized, 10,483,4945 and 10,173,712 shares issued and outstanding as of December 31, 2025 and 2024		105		102
Additional Paid in Capital		3,739,516		3,273,084
Accumulated Deficit		(16,155,801)		(14,909,100)
Total Stockholders' Deficit		**(12,415,994)**		**(11,635,728)**
Total Liabilities and Stockholders' Deficit	**$**	**260,456**	**$**	**213,921**

See accompanying notes to financial statements.

OXEIA BIOPHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

For Fiscal Year Ended December 31,	**2025**	**2024**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
General and Administrative	856,396	733,113
Research and Development	36,655	7,658
Sales and Marketing	20,418	765
Total operating expenses	913,469	741,536
Loss from Operations	(913,469)	(741,536)
Interest Expense	(333,248)	(312,258)
Other Income/(Loss)	16	(20)
Loss before provision for income taxes	(1,246,701)	(1,053,814)
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,246,701)**	**$ (1,053,814)**

See accompanying notes to financial statements.

OXEIA BIOPHARMACEUTICALS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

	Series Seed Preferred Stock		Series Seed-I Preferred Stock		Common Stock		Additional Paid In		Total Stockholders'
(USD $ in Dollars, except per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Accumulated Deficit	Deficit
Balance—December 31, 2023	**17,857,140**	**$ 179**	**738,694**	**$ 7**	**10,173,712**	**$ 102**	**$ 2,857,420**	**$ (13,855,286)**	**$ (10,997,578)**
Share-Based Compensation	-	-	-	-	-	-	273,164	-	273,164
Capital contribution – waived compensation	-	-	-	-	-	-	142,500	-	142,500
Net Loss	-	-	-	-	-	-	-	(1,053,814)	(1,053,814)
Balance—December 31, 2024	**17,857,140**	**$ 179**	**738,694**	**$ 7**	**10,173,712**	**$ 102**	**$ 3,273,084**	**$ (14,909,100)**	**$ (11,635,728)**
Share-Based Compensation	-	-	-	-	-	-	270,164	-	270,164
Conversion of notes to common stock	-	-	-	-	309,783	3	196,268	-	196,271
Net Loss	-	-	-	-	-	-	-	(1,246,701)	(1,246,701)
Balance—December 31, 2025	**17,857,140**	**$ 179**	**738,694**	**$ 7**	**10,483,495**	**$ 105**	**$ 3,739,516**	**$ (16,155,801)**	**$ (12,415,994)**

See accompanying notes to financial statements.

OXEIA BIOPHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND DECEMBER 31, 2024

For Fiscal Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,246,701)	$ (1,053,814)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles	24,577	18,195
Accrued Interest	327,368	307,507
Share-based Compensation	270,164	273,164
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets	(28,780)	188
Accounts Payable	(668,969)	(20,134)
Credit Cards	(3,753)	1,076
Other Current Liabilities	511,264	394,681
Net cash used by operating activities	**(814,832)**	**(79,139)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(64,904)	-
Net cash used in investing activities	**(64,904)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Promissory Notes and Loans	125,000	35,000
Borrowing on Convertible Notes	732,162	65,000
Net cash provided by financing activities	**857,161**	**100,000**
Change in Cash	(22,572)	20,863
Cash—beginning of year	25,477	4,614
Cash—end of year	**$ 2,905**	**$ 25,477**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 4,751
Cash paid during the year for income taxes	$ -	$ -
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Waived compensation contributed to Additional Paid-In Capital	$ -	$ 142,500
Conversion of notes payable into common stock	$ 196,271	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Oxeia Biopharmaceuticals, Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) was incorporated on March 19, 2014, in the state of Delaware. The Company’s headquarters are located in Boston, Massachusetts.

The Company is a clinical-stage biotech company focused on developing innovative therapeutics for neurocognitive disorders resulting from injury, degeneration, and ageing. Its lead candidate, OXE103, targets mild traumatic brain injury (mTBI) and cognitive symptoms associated with Long Covid, addressing areas of high unmet medical need with limited existing treatment options.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company’s cash did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Intangible Assets and Impairment

The Company’s intangible assets consist primarily of capitalized patent-related costs, including legal and filing fees incurred in connection with the development and protection of its intellectual property. These assets are amortized on a straight-line basis over their estimated useful lives.

As of December 31, 2025 and 2024, intangible assets, net, totaled $177,313 and $136,986, respectively.

The Company evaluates its long-lived assets for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such indicators include, but are not limited to, recurring operating losses, negative cash flows, limited liquidity, and the absence of revenue-generating activities.

The Company has incurred recurring losses since inception, has not yet generated revenue, and has a significant working capital deficit as of December 31, 2025. These conditions represent indicators of potential impairment. Accordingly, management performed a recoverability assessment of its intangible assets as of December 31, 2025 and 2024.

The recoverability test compares the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the assets. Management's assessment is based on current business plans, anticipated product development timelines, and expected future commercialization efforts.

Based on this evaluation, management determined that the estimated undiscounted future cash flows exceed the carrying value of the intangible assets, and therefore no impairment loss was recognized for the years ended December 31, 2025 and 2024.

However, given the Company's early-stage operations, continued operating losses, and dependence on future financing and successful commercialization, there can be no assurance that the carrying value of these assets will be recoverable in future periods. If actual results differ from current estimates, or if additional indicators of impairment arise, the Company may be required to record an impairment charge in future periods.

Convertible Notes

The Company accounts for convertible notes in accordance with ASC 470 – Debt, and evaluates embedded features in accordance with ASC 815 – Derivatives and Hedging.

Convertible notes are initially recorded as liabilities at the proceeds received, net of any issuance costs. Interest is recognized in accordance with the contractual terms of the instruments and recorded as interest expense.

The Company evaluates the terms of its convertible instruments to determine whether any embedded features require separate accounting as derivatives under ASC 815. If no such features require separate accounting, the convertible notes are accounted for as a single liability.

Upon conversion, the carrying amount of the convertible notes, including any accrued and unpaid interest, is reclassified to equity, and no gain or loss is recognized.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control.

Transactions with related parties are conducted in the normal course of business and are recorded at the exchange amount established and agreed to by the parties. These may include loans, advances, or other funding arrangements.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of services is the sole performance obligation in its contracts with customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1. Identify the contract with a customer

2. Identify the performance obligations in the contract

3. Determine the transaction price

4. Allocate the transaction price to performance obligations in the contract and

5. Recognize revenue as the performance obligation is satisfied.

For the years ended December 31, 2025, and 2024, the Company has not earned any revenue.

Research and Development Costs

Costs incurred in the research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $20,418 and $765, respectively, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid Expenses	80,238	51,458
Total Prepaids and Other Current Assets	**$ 80,238**	**$ 51,458**

Other current liabilities consist of the following:

As of December 31,	2025	2024
Accrued Expenses	177,499	178,205
Accrued Salaries & Wages	1,064,461	1,058,835
Accrued Bonus	3,704,365	3,198,021
Total Other Current Liabilities	**$ 4,946,325**	**$ 4,435,061**

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patent	$ 246,851	$ 181,946
Intangible Assets, at cost	**246,851**	**181,946**
Accumulated Amortization	(69,537)	(44,960)
Intangible Assets, net	**$ 177,313**	**$ 136,986**

Amortization expense for the years ended December 31, 2025 and 2024 was $24,577 and $18,195, respectively.

Estimated annual amortization expense subsequent to December 31, 2025, is as follows:

Period		Amortization Expense
2026	$	24,577
2027		24,577
2028		24,577
2029		24,577
Thereafter		79,003
Total	**$**	**177,313**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Preferred Stock

The Company is authorized to issue 35,800,000 shares of preferred stock, par value $0.00001 per share, issuable in one or more series, including Series Seed and Series Seed-I Preferred Stock. As of December 31, 2025 and 2024, 17,857,140 shares of Series Seed Preferred Stock and 738,694 shares of Series Seed-I Preferred Stock were issued and outstanding.

The preferred stock is convertible into common stock at the option of the holder based on the original issue price, subject to customary adjustments, and is subject to automatic conversion upon specified events. Holders vote with common stock on an as-converted basis and, in certain matters, as a separate class. In liquidation, holders are entitled to a preference over common stock equal to the greater of the original issue price (plus any declared but unpaid dividends) or the as-converted amount, with certain series having priority. Dividends are non-cumulative when declared, and the shares are not subject to mandatory redemption.

Common Stock

The Company is authorized to issue 115,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2025 and 2024, 10,483,495 and 10,173,712 shares were issued and outstanding, respectively.

Common stockholders are entitled to one vote per share and to receive dividends when declared, subject to the rights of preferred stockholders. Upon liquidation, remaining assets are distributed to common stockholders after satisfaction of preferred stock preferences.

6. DEBT

Loans and Notes

The table below includes term loans/notes payable outstanding as at December 31, 2025 and 2024. All such notes were converted into equity in 2025 and no balances remained outstanding as of December 31, 2025.:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Adrista, LLC	$ 75,000	14.00%	3/17/2025	3/17/2026	-	-	-	-	-	-
Promissory Note - Adrista, LLC	$ 50,000	5.25%	8/21/2025	8/20/2026	-	-	-	-	-	-
Promissory Note - Kartik Shah	$ 10,000	5.25%	5/16/2024	5/15/2025	-	-	-	$ 10,000	-	10,000
Promissory Note - Adrista, LLC	$ 25,000	5.25%	5/16/2024	5/15/2025	-	-	-	$ 25,000	-	25,000
Promissory Note - Vishal Bansal	$ 20,000	5.25%	1/3/2022	11/5/2026	-	-	-	$ 20,000		20,000
Total	**$ 180,000**				**$ -**	**$ -**	**$ -**	**$ 55,000**	**$ -**	**$ 55,000**

In 2025, the Company converted promissory notes with an aggregate principal balance of $180,000, together with $16,271 of accrued interest, into 309,783 shares of common stock as a non-cash financing transaction.

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes- 2025	$ 732,162	7.00%	2025	12/31/2026	$ 732,162	$ -	$ 732,162	$ -	$ -	$ -
Convertible Notes- 2024	$ 65,000	7.00%	2024	12/31/2026	65,000	-	65,000	-	65,000	65,000
Convertible Notes- 2023	$ 403,000	7.00%	2023	12/31/2026	403,000	-	403,000	-	403,000	403,000
Convertible Notes- 2022	$ 100,000	7.00%	2022	12/31/2026	100,000	-	100,000	-	100,000	100,000
Convertible Notes- 2021	$ 290,000	7.00%	2021	12/31/2026	290,000	-	290,000	-	290,000	290,000
Convertible Notes- 2020	$ 210,000	7.00%	2020	12/31/2026	210,000	-	210,000	-	210,000	210,000
Convertible Notes- 2019	$ 1,010,000	7.00%	2019	12/31/2026	1,010,000	-	1,010,000	-	1,010,000	1,010,000
Convertible Notes- 2017	$ 900,000	7.00%	2017	12/31/2026	900,000	-	900,000	-	900,000	900,000
Convertible Notes- 2016	$ 1,402,500	7.00%	2016	12/31/2026	1,402,500	-	1,402,500	1,402,500		1,402,500
Total	**$ 4,380,500**				**$ 5,112,662**	**$ -**	**$ 5,112,662**	**$ 1,402,500**	**$ 2,978,000**	**$ 4,380,500**

The Company has issued convertible notes to various lenders, which bear interest at 7.00% per annum. As of December 31, 2025 and 2024, the outstanding principal balance of convertible notes was $5,112,662 and $4,380,500, respectively.

As of December 31, 2024, a portion of the convertible notes was classified as current based on contractual maturities. During 2025, the Company entered into agreements to extend the maturity of these notes. Accordingly, the classification of such notes as current or non-current reflects the contractual terms in effect at each reporting date.

Each note will be convertible into Conversion Shares pursuant to the following events:

- Next Equity Financing Conversion: Upon the closing of the next equity financing (the "Next Equity Financing"), the outstanding principal and any unpaid accrued interest under each Note will automatically convert into shares of the same class and series of equity securities issued in such financing ("Conversion Shares"), at a conversion price equal to the lower of (i) the price per share paid by the investors in the Next Equity Financing or (ii) [a stated discount or valuation cap, if applicable]. At the Company's option, accrued interest may be paid in cash at the time of conversion. The number of Conversion Shares issued will be based on the outstanding balance and accrued interest as of a date no more than five (5) days prior to conversion. Prior to such financing, the Company is required to notify noteholders in writing of the terms of the anticipated equity issuance.

- Corporate Transaction Conversion: In the event of a Corporate Transaction (such as a merger, acquisition, or sale of substantially all of the Company's assets) occurring before conversion under the Next Equity Financing or maturity, each holder may elect either (a) repayment of the outstanding principal and unpaid accrued interest in cash, or (b) conversion of the Note into Conversion Shares, calculated based on the applicable conversion price in effect immediately prior to the transaction.

- Maturity Conversion: On or after the maturity date, if the Notes have not been previously converted or repaid, the Requisite Noteholders may elect to convert the outstanding principal and unpaid accrued interest of all outstanding Notes into Conversion Shares at the applicable conversion price.

The Company accounts for its convertible instruments as liabilities in accordance with ASC 470. The Company evaluated the terms of these instruments and determined that no features require separate accounting as derivatives under ASC 815.

7. SHAREBASED COMPENSATION

Equity Incentive Plans
The Company maintains equity incentive plans that provide for the grant of stock-based awards to employees, directors, and consultants.

2014 Equity Incentive Plan
The Company previously adopted the 2014 Equity Incentive Plan (the "2014 Plan"). Although no new awards are granted under the 2014 Plan, certain awards remain outstanding as of December 31, 2025 and 2024 and continue to be accounted for in accordance with their original terms.

2023 Omnibus Equity Incentive Plan
In 2023, the Company adopted the 2023 Omnibus Equity Incentive Plan (the "Plan"), which provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to employees, directors, and consultants. The Plan initially reserved 2,000,000 shares of common stock for issuance, subject to adjustments and automatic annual increases as defined in the Plan. Options granted under the Plan have an exercise price not less than the fair market value of the Company's common stock on the date of grant and a contractual term not exceeding ten years.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	2025	2024
Expected life (years)	6.00	6.00
Risk-free interest rate	4.06%	4.33%
Expected volatility	97%	97%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2023	**9,107,000**	**$**	**0.28**	**5.05**
Granted	-	$	-	-
Exercised	-	$	-	-
Expired/Cancelled	(100,000)	$	-	-
Outstanding at December 31, 2024	**9,007,000**	**$**	**0.28**	**4.05**
Exercisable Options at December 31, 2024	**8,548,250**	**$**	**0.28**	**4.05**
Granted	665,000	$	0.79	-
Exercised	-	$	-	-
Expired/Cancelled	(850,000)	$	(0.02)	-
Outstanding at December 31, 2025	**8,822,000**	**$**	**0.35**	**3.46**
Exercisable Options at December 31, 2025	**7,198,875**	**$**	**0.35**	**3.46**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025, and 2024, the Company recognized stock-based compensation expense of $270,164 and $273,164, respectively.

8. RELATED PARTY

Convertible Notes

On December 31, 2025, and 2024, the Company had outstanding convertible notes with related parties as follows:

Alex Smith (Board Member)

Convertible notes totaling $160,000 plus accrued interest of $79,159, issued in 2016 and 2022, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $11,200 and $11,231 for the years ended December 31, 2025, and 2024, respectively.

Kartik Shah (Board Member and Founder)

Convertible notes totaling $138,000 plus accrued interest of $57,171, issued in 2016, 2019 and 2023, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $9,660 and $9,686 for the years ended December 31, 2025, and 2024, respectively.

Adrista LLC (entity affiliated with a Founder and Board Member)

Convertible notes totaling $380,000 plus accrued interest of $82,840, issued in 2019, 2022, 2023 and 2024, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $26,600 and $25,457 for the years ended December 31, 2025, and 2024, respectively.

Vishal Bansal (Shareholder and Founder)
Convertible notes totaling $220,000 plus accrued interest of $115,347, issued in 2016, 2019 and 2023, were outstanding as of December 31, 2025, and 2024. These notes bear interest at 7% per annum. Interest expense amounted to $15,400 and $15,442 for the years ended December 31, 2025, and 2024, respectively.

Robert Wyand (Brother of the CEO)
Convertible note in the amount of $40,000 plus accrued interest of $11,553, issued in 2021, was outstanding as of December 31, 2025, and 2024. This note bears interest at 7% per annum. Interest expense amounted to $2,800 and $2,808 for the years ended December 31, 2025, and 2024, respectively.

Michael Wyand (CEO and Board Member)
Convertible note in the amount of $10,000 plus accrued interest of $4,501, issued in 2019, was outstanding as of December 31, 2025, and 2024. This note bears interest at 7% per annum. Interest expense amounted to $700 and $702 for the years ended December 31, 2025, and 2024, respectively.

These notes are convertible into shares of the Company's preferred stock upon the occurrence of a qualified financing event, at a conversion price based on either a discount to the price paid by new investors or a valuation cap, as defined in the respective agreements.

Promissory Notes and Conversions

Kartik Shah (Board Member and Founder)
A promissory note of $10,000, issued in 2024 (5.25% interest), was fully converted in 2025 into 17,132 shares of common stock.
Balance as of December 31, 2025: $0
Balance as of December 31, 2024: $10,000 plus accrued interest of $329.
Interest expense amounted to $525 and $329 for the years ended December 31, 2025, and 2024, respectively.

Adrista LLC (entity affiliated with a Founder and Board Member)
Promissory notes totaling $150,000, issued in 2024 and 2025 (interest rates ranging from 5.25% to 14.0%), were fully converted in 2025 into 254,732 shares of common stock.
Balance as of December 31, 2025: $0
Balance as of December 31, 2024: $25,000 plus accrued interest of $809.
Interest expense amounted to $10,575 and $809 for the years ended December 31, 2025, and 2024, respectively.

Vishal Bansal (Shareholder and Founder)
A promissory note of $20,000, issued in 2022 (5.25% interest), was fully converted in 2025 into 37,919 shares of common stock.
Balance as of December 31, 2025: $0
Balance as of December 31, 2024: $10,000 plus accrued interest of $2,975
Interest expense amounted to $1,050 and $1,053 for the years ended December 31, 2025, and 2024, respectively.

On December 31, 2025, and 2024, related party balances consist of convertible notes, promissory notes, and accrued interest due to the parties listed above and are included in convertible notes payable, notes payable, and accrued interest in the accompanying balance sheets.

9. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (361,543)	$ (305,606)
Valuation Allowance	361,543	305,606
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025 and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (1,837,569)	$ (1,476,025)
Valuation Allowance	1,837,569	1,476,025
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had a federal cumulative net operating loss ("NOL") carryforward of $6,336,444. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business, the Company has no long-term leases in place, and the Company's lease meets the scope exceptions that are available under ASC-842. As of December 31, 2025 and December 31, 2024 rent expenses were in the amount of $1,125 and $1,080, respectively, which have been charged to the statement of operations.

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred an operating loss of $913,469 and negative operating cash flows of $814,832 for the year ended December 31, 2025, and has limited cash of $2,905 as of that date. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management has evaluated these conditions in accordance with ASC 205-40 and has determined that substantial doubt about the Company's ability to continue as a going concern exists for the twelve months following the date the financial statements are issued.

The Company's ability to continue as a going concern is dependent upon its ability to generate revenues and/or obtain additional financing sufficient to meet its obligations and sustain operations. Management's plans include raising additional capital through debt and/or equity financing and advancing its business development efforts.

However, there can be no assurance that these plans will be successfully implemented or that sufficient financing will be available on acceptable terms, if at all. Accordingly, management has concluded that its plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from the balance sheet date through the date these financial statements were issued.

Subsequent to the balance sheet date, the Company converted a total of $6,587,805 of outstanding convertible notes, including accrued interest, into equity. As a result of this conversion, the Company issued 18,651,147 shares of Series Seed Preferred Stock to the respective noteholders, in accordance with the terms of the underlying agreements.

Subsequent to the balance sheet date, the Company completed an equity crowdfunding raise through the StartEngine platform, pursuant to which it raised a total of $1,213,655 in gross proceeds from investors. In connection with this financing, the Company issued equity instruments in accordance with the terms of the offering.

EXHIBIT I
Video Transcript
(Attached)

WYAND: As many as 4.2 million Americans develop persistent concussion symptoms every year. Headaches that don't go away. Memory that slips. People who aren't the same person they were before the hit. And right now, there are zero FDA-approved drugs that treat the injury itself. Rest is still the only thing medicine has to offer, and for millions of people, rest isn't enough.

I'm Michael Wyand, CEO of Oxeia. We started this company because that answer isn't good enough anymore.

BANSAL: Here's what's actually happening inside the brain after a concussion: brain cells lose the ability to produce energy the way they normally would. And when that shortfall drags on, the brain starts building up toxic byproducts, inflammation spreads, and the connections between neurons start breaking down. That's what turns a hit into weeks, months, sometimes years of symptoms.

OXE-103 is our answer to that. It's based on ghrelin, a hormone your body already produces, and we've engineered it to do three things: refuel the brain's energy supply, protect against that secondary damage, and support repair of the connections the injury disrupted.

I found the paper that started all of this back in 2012. I was a trauma surgeon at UC San Diego, sending patient after patient home with nothing but rest, and it wasn't working. Then I came across a study showing ghrelin could help injured neurons regenerate. That was the moment I knew what I had to spend the next decade doing.

WYAND: We didn't build this from scratch. We now hold the rights to a full clinical development package originally built by Daiichi Sankyo — nine completed studies, over three hundred patients already dosed with ghrelin, four Phase 1 safety trials, and an FDA-accepted open IND. That's an estimated five to seven years of early-stage work we didn't have to repeat.

In our own Phase 2a pilot at the University of Kansas Medical Center, OXE-103 showed an 85% responder rate. It was well tolerated, and the results were published in the

peer-reviewed journal Neurotrauma Reports. In a 2022 process, fifteen pharmaceutical companies reviewed the science, and the strongest interest came from those waiting to see what Phase 2b would show.

BANSAL: That's exactly what's next. Phase 2b: 160 patients, multiple sites, randomized, placebo-controlled. It's the trial that tells us whether what we saw in Phase 2a holds up at scale, and it's the milestone that could define the next chapter for how concussion gets treated.

MUNSHI: I've built and sold companies for $8.8 billion combined, and I don't put my name on science I don't believe in. This one, I believe in. You can fix almost anything in a company. You can't fix a bad drug. Oxeia isn't a bad drug. It's real science, aimed at a problem nobody else has solved.

SMITH: Everybody remembers the hit. Nobody talks about what comes after — the weeks where you can't hold a thought, and the only advice anyone has for you is rest up. I lived that. That's why I'm not just backing this from the sidelines. I'm an investor and a board member, because I want to see this actually reach the people who need it.

BANSAL: I spent my career treating patients the system had run out of answers for. Watching this go from one paper I read in a corner office to a company real people are investing in, that's not something I take lightly. Their belief in this is what lets us keep pushing, on our terms, without cutting corners.

WYAND: Millions of Americans are waiting for something better than rest and hope. We think OXE-103 can be that. And we're raising the capital right now to run the trial that proves it.

SMITH: Four thousand years of go home and rest. We think it's time for something else.

WYAND: Invest in Oxeia today.